UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Zero Labs Automotive, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

February 29, 2016

Physical Address of Issuer:

1535 Rosecrans Avenue, Gardena, California 90066

Website of Issuer:

https://www.zerolabs.com/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Enterprise Bank & Trust

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of this Offering, the Company will have paid the Intermediary a cash fee of 8.5% of the amount raised in this Offering, in addition to a one-time activation fee of $2,500. The Company will also be required to pay a monthly subscription fee of $2,000 and a monthly marketing fee of $12,000 to the Intermediary's affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Type of Security Offered:

Class B common stock shares

Target Number of Securities to be Offered:

2,393

Price (or Method for Determining Price):

$10.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$4,999,990.60

Deadline to reach the Target Offering Amount:

December 31, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

31

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$2,135,582	$1,553,286
Cash and Cash Equivalents	$126,224	$387,971
Accounts Receivable	$64,053	$0
Short-term Debt	$1,147,493	$0
Long-term Debt	$0	$1,096,000
Revenues/Sales	$606,681	$446,100
Cost of Goods Sold	$920,252	$639,769
Taxes Paid	$0	$0
Net Income	($3,159,906)	($2,179,645)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming, Canada (federal level) and the following provinces in Canada: Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland, Nova Scotia, Ontario, Prince Edward Island, Quebec, Saskatchewan, Yukon.

September 15, 2023

Zero Labs Automotive, Inc.



Offering of Class B Common Stock
(Maximum Offering Amount of $4,999,990.60)

Zero Labs Automotive, Inc., a Delaware corporation ("**Zero Labs**," the "**Company**," "**we**," "**us**", or "**our**"), is conducting a Regulation Crowdfunding offering (this "**Offering**") of shares, par value $0.001 per share, of our Class B common stock (the "**Class B Shares**" or the "**Securities**"), subject to the conditions set forth in "*This Offering and the Securities—The Securities.*" We are offering, on a "best efforts" basis, (i) a minimum number of Class B Shares whose offering price, including the related Investor Processing Fee (as defined below), meets (or just exceeds) $25,000 (the "**Target Offering Amount**") and (ii) up to a maximum number of Class B Shares whose offering price, including the related Investor Processing Fee, may be as much as, but will not be permitted to exceed, $4,999,990.60 (the "**Maximum Offering Amount**"). On the assumption (which we have made for the purposes of simplicity) that no individual investor will purchase more than 1,000 Class B Shares, the Target Offering Amount would be achieved with the sale of 2,393 Class B Shares, and the Maximum Offering Amount would be achieved with the sale of 478,468 Class B Shares. (If that assumption is not borne out, the number of Class B Shares needed to meet the Target Offering Amount and the Maximum Offering Amount will be greater than the related numbers set forth in the preceding sentence.) Unless we raise at least the Target Offering Amount by midnight, Pacific time, on December 31, 2023 (the "**Offering Deadline**"), no Class B Shares will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned to the related investors, without interest.

Potential purchasers of the Class B Shares are referred to herein as "**Investors**" or "*you.*" The rights and obligations of Investors with respect to the Class B Shares are set forth below in "*This Offering and the Securities—The Securities.*" In order to purchase the Class B Shares, you must make a commitment to purchase by completing the subscription process hosted by our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust (the "**Escrow Agent**") until such time, if any, as the Target Offering Amount has been met or exceeded and one or more closings take place. Investors may cancel an investment commitment until up to 48 hours before the Offering Deadline, or at such earlier time, if at all, as the Company designates pursuant to Regulation Crowdfunding ("**Regulation CF**"), using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Class B Shares at any time and for any reason or no reason. The Intermediary may reject any investment commitment and, before acceptance, may cancel or rescind our offer to sell the Class B Shares at any time for any reason or no reason.

	Price to Investors (1)	Service Fees and Commissions (2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$1,045	$88.83	$956.17
Maximum Individual Purchase Amount (3)(4)	$500,450	$42,538.25	$457,911.75
Target Offering Amount	$25,000	$2,125	$22,875

Maximum Offering Amount	$4,999,990.60 (5)	$424,999.20	$4,574,991.40

(1) To help offset transaction costs, Investors will be required to pay a processing fee ("**Investor Processing Fee**") of $0.45 per share, or 4.5% of the investment amount (up to a maximum fee of $450), at the time of subscription.

(2) The Intermediary is charging 8.5% in commissions and sales charges. This fee excludes one-time fees and subscription fees paid to the Intermediary. This also excludes fees to the Company's advisors, such as attorneys and accountants.

(3) The Company reserves the right, in its sole discretion, to amend the Minimum Individual Purchase Amount and the Maximum Individual Purchase Amount.

(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF and as described herein.

(5) Assumes, solely for the purposes of computing (i) the Maximum Offering Amount and (ii) the related aggregate Investor Processing Fee ($215,310.60), that the Company sells exactly 478,468 Class B Shares at $10.45 per share (which includes an Investor Processing Fee of $0.45 per share) and that no single Investor purchases more than 1,000 Class B Shares. If one or more Investors individually purchase more than 1,000 Class B Shares, the aggregate Investor Processing Fee to be received by the Company will be less than $215,310.60; and the aggregate Price to Investors, the Service Fees and Commissions, and the Net Proceeds will all be greater than or will all be less than the figures shown in the table row captioned Maximum Offering Amount.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of this Offering, including the merits and risks involved. The Class B Shares have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "*Commission*") does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

The Class B Shares are offered under an exemption from registration; however, the Commission has not made an independent determination that the Class B Shares are exempt from registration.

THE CLASS B SHARES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE CLASS B SHARES. THE CLASS B SHARES ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE CLASS B SHARES, AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE CLASS B SHARES SHOULD NOT BE PURCHASED BY ANY PERSON THAT CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND THAT CANNOT AFFORD THE LOSS OF HIS, HER OR ITS ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C OFFERING STATEMENT TITLED "*RISK FACTORS*" BEGINNING ON PAGE 4.

THE CLASS B SHARES WILL HAVE TRANSFER RESTRICTIONS. NO CLASS B SHARES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C OFFERING STATEMENT AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN, AND THE COMPANY WILL NOT ACCEPT INVESTMENT COMMITMENTS FROM ANY RESIDENT OF, ANY JURISDICTION NOT LISTED ABOVE. INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THIS OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE CLASS B SHARES. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THIS OFFERING OR THE CLASS B SHARES. THE ESCROW AGENT'S CONNECTION TO THIS OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE. The Company:

(1) Is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "*Exchange Act*");

(3) Is neither an "investment company" (as defined in Section 3 of the Investment Company Act of 1940 (the "*Investment Company Act*") nor excluded from the definition of "investment company" by Section 3(b) or Section 3(c) of the Investment Company Act;

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "*Securities Act*") as a result of a disqualification as specified in Rule 503(a) of Regulation CF filed with the Commission and provided to Investors, to the extent required, any ongoing annual reports required by Regulation CF during the two years immediately preceding the filing of this Form C offering statement; and

(5) Has a specific business plan, which does not set forth a purpose or intent to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Class B Shares, the Company will file a report electronically with the Commission annually, and post the report on its website, no later than 120 days after the end of the most recent fiscal year of the Company covered by the report.

Once posted, the annual report may be found on the Company's website at https://www.zerolabs.com/.

The Company must continue to comply with the ongoing reporting requirements until the earliest of the following:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Class B Shares issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) has previously failed to comply with the ongoing reporting requirement of Regulation CF.

Progress updates

Progress updates on the status of this Offering may be found at: http://invest.zerolabs.com/

The date of this Form C offering statement is September 15, 2023

TABLE OF CONTENTS

ABOUT THIS FORM C OFFERING STATEMENT...i
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS i
SUMMARY...1
    The Company...1
    The Offering...1
RISK FACTORS...4
    Risks Related to the Company, its Business and its Industry...4
    Risks Related to this Offering 7
    Risks Related to the Class B Shares 9
BUSINESS 11
    Description of the Business...11
    Business Plan 11
    The Company's Products and/or Services...11
    Competition...12
    Intellectual Property 12
    Governmental/Regulatory Approval and Compliance 13
    Litigation...13
USE OF PROCEEDS...14
DIRECTORS, OFFICERS, AND KEY PERSONS 14
    Biographical Information..16
CAPITALIZATION, DEBT AND OWNERSHIP..16
    Capitalization 16
    Outstanding Debt..17
    Ownership..18
FINANCIAL INFORMATION 18
    Operations..18
    Cash and Cash Equivalents...18
    Liquidity and Capital Resources...18
    Capital Expenditures and Other Obligations..19
    Previous Offerings of Securities...19
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 19
THIS OFFERING AND THE SECURITIES..20
    The Offering...20
    The Securities..21
COMMISSION AND FEES..24
TAX MATTERS..24
LEGAL MATTERS 25
ADDITIONAL INFORMATION 25

ABOUT THIS FORM C OFFERING STATEMENT

You should rely only on the information contained in this Form C offering statement. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C offering statement, and no source other than the Intermediary has been authorized to host this Form C offering statement or this Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are neither offering to sell, nor seeking offers to buy, the Class B Shares in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C offering statement and any documents incorporated by reference herein is accurate only as of their respective dates, regardless of the time of delivery of this Form C offering statement or the time of issuance or sale of any Class B Shares.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Before consummating the sale of the Class B Shares, the Company will afford Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the Company and the terms and conditions of this Offering.

In making an investment decision, you must rely on your own examination of the Company and the terms and conditions of this Offering, including the merits and risks involved. The statements of the Company contained herein are based on information that we believe to be reliable, but we make no warranty that such information is accurate or that circumstances – including anything related to our business, financial condition, results of operations, and prospects – have not changed after the date of this Form C offering statement. The Company does not expect to update or otherwise revise this Form C offering statement or any other materials supplied herewith.

This Form C offering statement is submitted in connection with this Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C offering statement and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C offering statement are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C offering statement and any documents incorporated by reference herein are based on assumptions we believe to be reasonable in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. As you read and consider this Form C offering statement, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and could cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance might vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C offering statement or any documents incorporated by reference herein is accurate only as of their respective dates. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C offering statement or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C offering statement. This summary may not contain all of the information that may be important to you. You should read this entire Form C offering statement carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Zero Labs Automotive, Inc. is an automotive and industrial design, technology, and engineering firm with a focus on developing premium classic electric vehicles. The Company was formed on February 29, 2016, initially as a limited liability company, Zero Labs Automotive, LLC. On June 11, 2019, the limited liability company was converted into a Delaware corporation, in the process changing its name to Zero Labs Automotive, Inc. A new limited liability company, Zero Labs Group, LLC, became the Company's holding company and sole stockholder.

The Company offers both direct-to-customer and commercial-partner solutions ranging from "complete build" classic electric vehicles to advanced conversion technology for existing vehicles, with an initial focus on what we believe to be the most iconic and exciting classic 4x4 SUVs, trucks and "muscle cars" in the world. The Zero Labs team, cumulatively, has more than 130 years of experience engineering brands in transportation and technology.

The Company is located at 1535 Rosecrans Avenue, Gardena, California 90066. The Company conducts business in California and sells products through the internet throughout the United States. The Company's website is https://www.zerolabs.com/.

A description of our products, services and business plan can be found on the Offering page at www.invest.zerolabs.com. The Offering page is reproduced on <u>Exhibit B</u> to this Form C offering statement.

The Offering

Minimum Number of Securities Offered in order to reach the Target Offering Amount)	2,393
Total Number of Securities Outstanding after Offering (upon selling the minimum number of Securities to reach the Target Offering Amount)	7,493
Maximum Number of Securities Offered	478,468
Total Number of Securities Outstanding after Offering (if the Maximum Offering Amount is reached)	483,568
Price Per Security (which includes a 4.5% Investor Processing Fee)	$10.45

Minimum Individual Purchase Amount	$1,045
Maximum Individual Purchase Amount	$500,450 (subject to any other investment amount limitations applicable to the Investor under Regulation CF and as described herein)
Offering Deadline	December 31, 2023
Use of Proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights of the Securities	No voting rights.

The Company reserves the right, in its sole discretion, to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount.

Perks

Benefits and Incentives

In addition to your Class B Shares, the Company will give you the following perks for investing in this Offering.

Tier 1 ($1,000)
- One free Standard Reservation for ZLABS conversion platform; and
- One vote to help increase the chances your favorite make/model is next in line.

Tier 2 ($5,000)
- One free Standard Reservation for ZLABS conversion platform; and
- Power up 5 votes to help increase the chances your favorite make/model is next in line.

Tier 3 ($10,000)
- One free Standard Reservation; and
- Power up 10 votes to help increase the chances your favorite make/model is next in line.

Tier 4 ($50,000)
- Get a 3% discount on your first vehicle purchase;
- Skip The Line: One Premium Reservation for ZLABS conversion platform;
- Power up 50 votes to help increase the chances your favorite make/model is next in line; and
- VIP Events: Receive exclusive invitations to product launches, industry conferences, or networking opportunities to interact with the team and industry figures.

Tier 5 ($100,000)
- Get a 5% discount on your first vehicle purchase;
- Skip The Line: One Premium Reservation for ZLABS conversion platform;
- Skip The Line: Standard Reservation to purchase Complete Classic Electric Vehicles and ready-for-sale vehicles; and
- Power up 100 votes to help increase the chances your favorite make/model is next in line.

Tier 6 ($250,000)
- Get a 10% discount on your first vehicle purchase;
- Skip The Line: Standard Reservation to purchase Complete Classic Electric Vehicles and ready-for-sale vehicles;
- Skip The Line: Early Access to join our Licensed Authorized Partner program with training, including early releases and volume discounts (commercial partners only);
- Power up 250 votes to help increase the chances your favorite make/model is next in line;

- Partner Planning Events: Exclusive invitations to partner events, such as trainings, product launches, industry conferences, or networking opportunities to interact with the team and industry figures (commercial partners only); and
- Executive Access: Engage in personalized meetings or conference calls with key executives or founders to provide feedback and gain deeper insights.

Relevant definitions and other information:
Based on the provided information, the following are the definitions of different types of reservations related to Zero Labs and its electric vehicle conversion platform:

1. Voting:
- Voting enables Investors to participate in selecting the classic vehicle year, make, and model for which they want to see a ZLABS conversion platform developed.
- Investors will be directed to a portal where they can make their choice (e.g., A Tier 2 Investor may choose to place 5 votes for a 1976 Ford F100).
- The classic vehicle models that receive the most votes will be prioritized and developed first.
- Higher Tier Investors will receive more voting power, increasing their chances of influencing the development order.

2. Standard Reservation:
- A "standard" reservation is a reservation type with no associated fee.
- It secures the interest of the Investor in purchasing an electric conversion for the Investor's existing classic vehicles or complete classic electric vehicles.
- Requests are processed in the order in which they are placed by Zero Labs.
- After an Investor makes a request for a standard reservation, Zero Labs will review the request and provide an estimate of costs, model availability, and priority.
- If the Investor agrees to the estimate and authorizes commencement of the work, the Investor and Zero Labs will sign a separate itemized work agreement.

3. Premium Reservation:
- A "premium" reservation secures the interest of the Investor in purchasing an electric conversion for the Investor's existing classic vehicles or complete classic electric vehicles.
- Investors qualifying for the premium reservation will have the $2,500 reservation fee waived.
- Premium reservation requests receive priority in review over standard reservations by Zero Labs.
- As in the case of a standard reservation, Zero Labs will provide an estimate of costs, model availability, and priority, and if the Investor agrees, Zero Labs and the Investor will sign a separate itemized work agreement.

The terms and conditions for both standard and premium reservations are subject to change. For detailed and up-to-date information, Investors should refer to the provided links:
- Standard Reservation Terms: https://www.zerolabs.com/reservation-terms
- Premium Reservation Terms: http://agreement.zerolabs.com/

Bonus Benefits and Incentives (All Tiers)
- Early access to new product features, services, or events;
- Regular updates and progress reports;
- Access and discounts on limited-edition merchandise;
- Access to a private online community or forum;
- Invitation to exclusive investor events; and
- Participation in investor webinars for insights and Q&A sessions.

Investing in the Class B Shares involves a high degree of risk and may result in the loss of your entire investment. Before you make an investment decision with respect to the Class B Shares, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C offering statement. In addition to the risks specified below, the Company is subject to same risks to which all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Investors should consult with their legal, tax and financial advisors before making an investment in the Class B Shares. The Class B Shares should be purchased only by persons that can afford to lose all of their investment.

Risks Related to the Company, its Business and its Industry

The Company is still in a pre-market sales and product development stage and cannot guarantee that it will be able to grow to its next stage of product development and become profitable.

The Company is in a pre-market sales and product development stage. To date, all of the Company's product sales have been made for the purposes of market confirmation and product development, not to generate revenue. As to these product sales, the Company has fulfilled only a limited amount of customer orders, and the revenue generated from the orders has helped fund the Company's development of new product models. If the Company receives sufficient funding from this Offering, it hopes to sell its products on a large scale and at lower market prices. However, it cannot guarantee that it will be able to scale product sales even if this Offering yields sufficient funding. Many factors could impact the Company's ability to scale product sales, including, without limitation, the public's acceptance of its products, critical reviews, competing products on the market, the availability of distribution channels for its products, general economic conditions, and other tangible and intangible factors. Before Investors subscribe for Class B Shares, they should consider the possibility, as an inherent risk in this Offering, that the Company will fail to become profitable. If the Company falls short of achieving economic success with the sale of its products, its financial performance will be adversely affected, perhaps materially, as would the potential value of the Class B Shares.

The Company operates within a highly competitive industry, and it cannot guarantee that it will maintain a robust financial position, relative to its competitors, in order to become profitable.

The Company competes with other businesses in the classic vehicle restoration and electrification industries, as well as those in the electric vehicle industries. Our competitors may include products from mass manufacturers such as Ford, VW or GM, or classic electric startups including Lunaz, Everrati, Zelectric Motors, Kindred Motorworks, Charge EV, or E.C.D. Automotive Design. We also generally compete with traditional classic electric conversion shops, startup classic electric firms, and do-it-yourself electric-vehicle conversion supply companies, mainly in the United States, Europe, and Australia. As mentioned above, because the Company's business is still in a pre-market sales and product development stage, it is unable to guarantee that it will be able to successfully scale its product sales and generate revenue after this Offering's completion or termination. Some of the Company's competitors could be in a more advanced stage of development than the Company or have unknown products in development. Any failure on the part of the Company to maintain a robust financial position against these more established companies could adversely affect its ability to become profitable. If it is unable to compete effectively for any reason, including ineffective marketing and brand awareness efforts, its financial performance could be adversely affected, perhaps materially.

The Company depends on key personnel to maintain its competitive position.

The ability of the Company to maintain its competitive position depends, to a large degree, on the services of the Company's management team and managers. The loss or diminution in the services of members of the management team or an inability to attract, retain and maintain additional management personnel could have a material adverse effect on the Company's financial performance. Competition for personnel with relevant expertise is intense because of the small number of qualified individuals, and that competition may seriously affect the Company's ability to retain its existing management and attract additional qualified management personnel, which could have a significant adverse impact on the Company's financial performance.

The Company may be unable to maintain brand awareness to the extent necessary to become profitable.

We believe developing and maintaining awareness of and consumer engagement with our brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future services and is an important element in attracting new customers and maintaining old customers. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide attractive products at competitive prices. Our efforts to build our brand will involve significant expense. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building our brand. If our efforts to promote and maintain our brand are not successful, we may fail to attract enough new customers and maintain existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

The Company operates within risky sectors of the automobile industry.

Certain aspects of the electric vehicle and classic vehicle electrification sectors involve a substantial degree of risk. In particular, safety and sustainability are major considerations within these industry sectors. Repairing damage to custom electric vehicles may be more costly than to conventional mass-produced vehicles, and the replacement of battery units poses liability issues for manufacturers and suppliers. Defective electrical components pose fire threats. Environmental issues also pose a problem to manufacturers in the electric vehicle industry, as a higher demand for electric vehicles requires manufacturers to source or create sustainable supplies of specialized vehicle components and raw material to scale production. Within the classic vehicle electrification sector, the health risks are pronounced, with the removal of harmful toxins, such as lead and aged fluids, from older vehicles. Managing the aforementioned risks may result in increased expenses for businesses operating in the electric vehicle and classic vehicle electrification sectors and contribute, initially, to the risk of weaker financial performance. Before making an investment, Investors should consider the risks inherent in the electric automobile and classic vehicle electrification sectors in which the Company operates.

The Company's financial success depends upon our clientele's reception of our products, which is difficult to predict.

The production and distribution of electric vehicles and electrically converted classic vehicles are inherently risky businesses because the revenues we derive and our ability to distribute our products depend primarily upon their acceptance by prospective clients. Their reception of our products is difficult to predict, making it a challenge to anticipate how successful our products will be at any point in time. In addition, our products' commercial success also depends upon the quality and acceptance of competing products available or released into the marketplace at or near the same time. Other factors, including the availability of different vehicles (gas, diesel, hybrid) and growing competition for consumer discretionary spending may also affect our consumer base. Furthermore, the ability of our distribution channels to sell our products will impact the revenues we receive. Ultimately, reduced public acceptance of our products can affect all of our revenue streams and may adversely impact our results of operations.

The Company's financial performance depends, in part, on its ability to respond to and capitalize on rapid changes in consumer behavior resulting from new technologies and distribution platforms.

Technology in the electric vehicle and classic electrification sectors changes and improves rapidly. We must adapt to advances in technologies to ensure that our products remain desirable and widely available to consumers while protecting our intellectual property interests. The ability to anticipate and take advantage of new and future sources of revenue from these technological developments will affect our ability to continue to increase our revenue and expand our business. Similarly, we also must adapt to changing consumer behavior driven by technological advances. For instance, technological advances in bidirectional charging and in battery and charging infrastructure are becoming more prevalent. These technological advances may lead to heightened consumer expectations of electric vehicle performance and of the performance of classic vehicles which have been electrically converted, as this improved technology leads to more efficient and increased production of improved forms of electric vehicles on the market from our competitors. If we cannot ensure that our products are responsive to the demands of our target consumers and capitalize on technological advances, our revenues will decline and our financial performance may be adversely affected.

The Company's financial performance depends on the ability of our suppliers to fulfill orders for the constituent parts of our products.

The Company relies on the availability of its suppliers for product components, especially as it looks forward to scale production of its products after the completion of this Offering. Such components include, without limitation, motors, motor inverters, battery packs, chargers, and more. The Company cannot guarantee that critical suppliers will be able to adequately fulfill all of its orders in the future. If they are unable to do so, the Company's financial performance will be adversely affected.

Strikes and other union activity may negatively impact the Company's financial performance.

The services of engineers, designers, researchers and other talent, trade employees and others that we and our suppliers engage are subject to collective bargaining agreements. If we or our suppliers are unable to renew expiring collective bargaining agreements, the affected unions could respond with strikes or work stoppages. Such actions, as well as significant labor disputes and higher costs associated with the negotiation of collective bargaining agreements, could adversely affect our business by causing delays in production and in release dates or by reducing our products' profit margins.

The Company's intellectual property rights could be unenforceable or ineffective, and the Company could be subject to claims for intellectual property infringement.

One of the Company's most valuable assets is its intellectual property. Companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with the Company's ability to make, use, develop, sell, or market all or portions of its products, which would make it more difficult for the Company to operate its business. These third parties may have applied for, been granted, or obtained patents or trademarks that relate to intellectual property that competes with the Company's intellectual property, thereby requiring the Company to develop or obtain alternative products, or obtain appropriate licenses for such products, which may not be available on acceptable terms or at all. Such a circumstance may result in the Company's having to significantly increase development efforts and resources to redesign some of its products in order to safeguard the Company's competitive edge against competitors in the same industry. There is a risk that the Company's means of protecting its intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect the Company's business or reputation, financial condition, and/or operating results.

From time to time, the Company may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge the Company to enter into licensing arrangements, which may not be available on reasonable terms. If the Company is determined to have infringed upon a third party's intellectual property rights, the Company may be required to pay substantial damages; cease offering its products (or establish and maintain alternative branding); or seek a license, which may be unavailable or on terms that are financially unattractive, from the holder of the infringed intellectual property right.

The Company's success depends on the performance of our directors, executive officers, and key employees, and the Company does not have key person life insurance policies on any such personnel.

Our success depends on the performance of our directors, executive officers and key employees and on our ability to retain and motivate them. The Company's products also require the input of experts from different fields, such as engineers, designers, researchers, clean energy experts, among others. If these experts fail to provide adequate services to the Company, it may incur additional costs to compensate for that failure. Any loss of or inability to retain such highly qualified personnel could materially adversely affect the Company's business, financial condition, cash flow, and results of operations. Further, although the Company relies on highly qualified personnel for its financial success, they are not covered by key person life insurance policies. In the event of their death or disability, the Company will not receive compensation to ameliorate the financial impact of their loss.

The Company faces third party liability exposure.

In order to distribute its products to its clientele, the Company often contracts with third parties. Despite its precautions and its third-party liability insurance, the occurrence of unforeseen events may result in the Company's third-party liability and in losses associated with that liability.

Our business and operations may experience rapid growth. If we fail to manage our growth, our business and operating results could be adversely affected and we may have to incur significant expenditures to address the additional operational and control requirements of such growth.

We may experience rapid growth in our sales and operations, which may place significant demands on our management, operational, and financial infrastructure. If we fail to manage this growth, the quality of our products could suffer, which could negatively affect our brand and operating results. Improvements to the Company's operational, financial, and management, as well as its reporting systems and procedures, will have to be implemented to manage such growth. Such improvements may require significant capital expenditures and require valuable management resources. Furthermore, if such improvements are not implemented successfully, our ability to manage potential growth could be impaired and additional expenditures may have to be made to address such impairments. Investors should consider the possibility of the Company's rapid growth as well as the adverse impact that may result of such growth is not managed successfully.

Risks Related to this Offering

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to what it hopes to raise in this Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

Any valuation of the Company is subject to significant uncertainty.

Unlike listed companies, which are valued publicly through market-driven stock prices, private companies are difficult to value. Although the Company has performed an internal valuation of its business, it has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the $10 per-share price (before the addition of the $0.45 Investor Processing Fee) from an internal valuation analysis that includes a comparison of companies in the same industry and information from sales requests. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment, and it is higher than the net tangible book value per share of the Company's two classes of common stock (collectively, the "***Common Stock***") immediately before the commencement of this Offering. Even with the inflow of gross proceeds of approximately $5,000,000 in capital if this Offering is fully subscribed, the net tangible book value per share of the Common Stock immediately after this Offering's conclusion will still be less than $10.

Because of the uncertainty of the Company's valuation, we cannot assure you that you would be able to resell the Class B Shares at the $10.45 offering price (or at any other price), and you risk overpaying for your investment.

An Investor's ownership interest could be significantly diluted.

An Investor's ownership interest in the Company may be subject to future dilution. The Company may, and most likely will, need to raise additional capital in the future. In connection with raising such capital, the Company may issue additional Class B Shares, Class A Shares (as defined below) or other securities (which may include preferred stock with liquidation, distribution, voting or other preferential rights that are senior to the rights of the Class B Shares). As noted below under "*Capitalization, Debt and Ownership – Outstanding Debt*," the Company's debt includes convertible promissory notes with a principal balance of $1,096,000 (not including accrued and unpaid interest). Under the related documentation, (i) the notes would convert automatically to equity securities in a public offering under certain conditions and (ii) in accordance with the notes' conversion formula, the conversion price would be $8.00 or less – perhaps substantially less. If the Company engaged in a public offering and the related conditions were met, the increase in the number of the Company's equity securities from such a conversion would dilute the equity interest of Investors purchasing Class B Shares in this Offering.

The Company may also enter into strategic partnerships or acquisitions in the future in connection with which it may need to issue additional Class B Shares or other securities, and it may issue additional Class B Shares, Class A Shares or other securities to existing or future officers, directors, employees and consultants as compensation or incentives. As a result of the foregoing, a purchaser of Class B Shares in this Offering could find its interest in the Company diluted in the future through a decrease in the purchaser's relative percentage ownership of the Company.

Voting control is in the hands of one stockholder.

Voting control of the Company is concentrated in the Company's holding company, Zero Labs Group, LLC, which, as of the date of this Offering Circular, holds 100% of the shares of the Company's Class A common stock ("***Class A Shares***"), the only class of the Company's securities that entitles its holder to voting rights (specifically, one vote per share). In contrast, the Class B Shares convey <u>no</u> voting rights (except to the extent otherwise provided under applicable state corporation law). The Company's CEO and founder, Adam Roe, owns 100% of the membership interests in Zero Labs Group, LLC.

Even if this Offering is fully subscribed, upon its completion Investors will hold no voting power in the Company. Investors in the Class B Shares will have no power to influence the Company's policies or any other corporate matter, including the election of directors; changes to the Company's governance documents (with limited exceptions); the expansion of any employee equity or option pool; any merger, consolidation, sale of all or substantially all of our assets; or any other major action requiring stockholder approval. Zero Labs Group, LLC – and, ultimately, its owner, Mr. Roe – will make all major decisions regarding the Company. You will have no say in these decisions.

The Company may sell Class B Shares concurrently to certain Investors on more favorable terms.

Certain Investors may negotiate alternative terms for the purchase of Class B Shares. The Company is under no obligation to amend and restate any particular stock purchase agreement, subscription agreement, or other selling document based on subsequent agreements executed with the Company on different terms or to notify Investors of any alternative terms, including any that may be more favorable for certain Investors.

The Commission does not pass upon the merits of the Class B Shares or the terms of this Offering, nor does it pass upon the accuracy or completeness of any document or literature related to this Offering.

You should not rely on the fact that our Form C offering statement is accessible through the Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The Commission reviewed neither this Form C offering statement nor any document or literature related to this Offering.

Neither this Offering nor the Class B Shares have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Class B Shares. Neither this Offering nor the Class B Shares have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which could include access to quarterly and annual financial statements audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on the basis of the information provided in this Form C offering statement and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of this Offering.

Unless the Company has disclosed a specific use of the proceeds from this Offering, the Company's management will have considerable discretion over the use of proceeds from this Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts on the basis of the Company's determination of the Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering on the basis of the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. Consequently, your desired investment amount may be limited or lowered solely on the basis of the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of this Offering solely on the basis of the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond December 31, 2023. Therefore, your investment may continue to be held in escrow even after that date while the Company attempts to raise funds equal to the Target Offering Amount. Although you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, you will not be accruing interest on the amount of your investment while it is in our possession. We will simply hold it until (i) such time (if any) as the new deadline is reached without the Company receiving the Target Offering Amount (at which time it will be returned to you without interest or deduction) or (ii) such time (if any) as the Company receives the Target Offering Amount (at which time it will be released to the Company to be used as set forth herein). Upon or shortly after the release of such funds to the Company, the Class B Shares will be issued and distributed to you.

The Company has the right to conduct multiple closings during this Offering.

If the Company meets certain terms and conditions, it may conduct one or more intermediate closings during the course of this Offering, thereby enabling it to draw down on half of the proceeds committed and captured in this Offering during the relevant period. (See "*This Offering and the Securities – Intermediate Closings.*") Unless the Offering Deadline has been reached, no intermediate closing will terminate this Offering, which will continue unless the Company determines otherwise.

After the Company has accepted and closed on a given Investor's subscription, that Investor will not be permitted to withdraw the subscription or revoke the purchase of the related Class B Shares. For example, if a material change in the Company's business or prospects occurred before the completion or termination of this Offering, Investors whose subscriptions had been accepted by the Company in or before the most recent intermediate closing would have no right to reconsider their purchase decisions and withdraw those subscriptions, which would have become irrevocable by them before the material change.

Risks Related to the Class B Shares

The Class B Shares will not be freely tradable under the Class B Shares Act until one year from the initial purchase date. Even after the Class B Shares become tradable under federal securities law, state securities regulations may impose additional trading restrictions. Consequently, Investors should consult with their attorneys.

A purchase of the Class B Shares is a long-term investment. No public market for the Class B Shares currently exists, and no such market may ever exist. Because the Company has not registered this Offering under the Securities Act or under the securities laws of any state or foreign jurisdiction, and because it has no current intention of doing so, the Class B Shares will be subject to transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. Even if you find a securities law exemption that enables you to sell your Class B Shares to a buyer in a private resale, limitations on the ability of your buyer to further resell or otherwise transfer the Class B Shares may adversely affect the price that that buyer is willing to pay you for the Class B Shares. Investors in this

Offering will be required to represent that they are purchasing the Class B Shares for their own accounts, for investment purposes, and not with a view to resale or distribution thereof.

In the event of the Company's dissolution or bankruptcy, Investors will not be entitled to priority payments and are therefore unlikely to recover any proceeds from the sale or winding-up of the Company after the dissolution or bankruptcy.

In the event of the Company's dissolution or bankruptcy, the holders of the Class B Shares will be entitled to distributions in accordance with applicable law and, to the extent relevant, the Company's certificate of incorporation. Investors will receive distributions only after all creditors and the holders of more senior equity securities, including (if applicable) any holders of preferred stock, have been paid in full. Therefore, holders of the Class B Shares cannot be guaranteed any proceeds from the sale of the Company or its assets in the event of any such dissolution or bankruptcy.

The Company cannot ensure any return on an Investor's investment.

The Company can provide Investors no assurance that they will realize a return on their investment or that they will not lose their entire investment. For this reason, Investors should read this Form C offering statement and all exhibits carefully and should consult with their attorneys and business advisors before making any decision to invest in the Class B Shares.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES THAT ARE CURRENTLY UNKNOWN, OR THAT WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C OFFERING STATEMENT, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND COULD RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company was initially formed as Zero Labs Automotive, LLC, a Delaware limited liability company, on February 29, 2016. On June 11, 2019, Zero Labs Automotive, LLC was converted into a Delaware corporation, which then took on its current name, Zero Labs Automotive, Inc.

The Company has been in a pre-market and product development phase since 2020. As of the date of this Form C offering statement, the Company has sold a limited number of classic electric vehicles ("***Premium Classic Electric Vehicles***") and classic-vehicle electric platforms (the "***Classic Vehicle Electric Platform***") for product confirmation and development purposes, rather than for revenue generation. With the proceeds of this Offering, the Company hopes to scale product sales and increase profitability.

Our Premium Classic Electric Vehicles are "complete builds" (i.e., not conversions of existing vehicles), designed to be low maintenance and environmentally friendly and to offer superior luxury and refinement. The complete-build vehicles are available in multiple formats and models and include sourcing of an original Classic Electric Ford Bronco 1st Generation, the Classic Electric Land-Rover Series II and III 109 Wagon, the Classic Electric Ford F-Series (Sixth-Generation and Fourth-Generation), the Classic Electric Land-Rover Defender 110 Series, the Classic Electric Jeep Wagoneer, the Classic Electric Toyota FJ60/62, the Classic International Scouts, and many others. We also launch new scale models every year. Each of these electrically powered classic vehicles features lightweight aluminum bodywork, which protects the vehicle's electronics from salt and sun. Vehicle finishes, all rust-protected, are UV-, stain-, mold-, and mildew-resistant. Our focus is on offering popular models with abundant supply, such as unaltered classic 4x4 SUVs, trucks, "muscle cars," as well as other models that are already in the market.

The Classic Vehicle Electric Platform is the world's first complete electric platform specifically designed to transform beloved classic gasoline and diesel vehicles into clean energy alternatives that do not degrade the environment. After over seven years of engineering and testing this technology in all 2020/2021 full vehicle rebuilds, we are proud to offer electric platforms that are designed to transform four gasoline and diesel vehicle formats, including classic 4x4s, classic "muscle cars," classic two-door coupes, and classic pickup trucks. Because the Classic Vehicle Electric Platform is a part of every build, customers can keep the features they love about their classic vehicles and exclude the features they find to be of little value practically or aesthetically. Significantly, customers can enjoy a classic ride without negatively impacting the environment for future generations. The Classic Vehicle Electric Platform conversions are available in a variety of vehicle formats and are custom-built to order, with pricing based on customization and options chosen. Final specifications and a full list of available model sizes prior to manufacturing may be found on our website, https://zerolabs.com (whose contents do not constitute part of this Form C offering statement).

Business Plan

The Company plans to scale its production of a range of Premium Classic Electric Vehicles and Classic Vehicle Electric Platforms. The Company strives to leverage existing commercial supply chains where possible to accelerate "time to market" and to ensure that it can offer vehicles at competitive price points.

The Company's Products and/or Services

Product / Service	Description	Current Market
Premium Classic Electric Vehicles	Electrically powered classic vehicles	Rapidly growing global market for electrified classics, which largely focuses on traditional conversion methods which are often limited by time, quality, performance, and safety.
ZLABS Classic Vehicle Electric conversion Platform	A complete electric platform specifically designed to transform classic gasoline and diesel vehicles into clean energy alternatives.	Current market utilizes traditional DIY methods that require significant time and technical expertise to install often at great cost and loss of performance.

Competition

The Company competes with other businesses in the classic vehicle restoration and electrification industries, as well as those in the electric vehicle industries. Our competitors may include products from mass manufacturers or classic electric startups. We also generally compete with traditional classic electric conversion shops, startup classic electric firms, and do-it-yourself electric-vehicle conversion supply companies, mainly in the United States, Europe, and Australia.

Supply Chain

The Company has established multiple strategic partnerships with top-tier motor, battery, specialized parts and high voltage electronics vendors across the globe to ensure the highest quality and performance of its electric vehicles. By collaborating with vendors renowned for their expertise and innovative technologies, the Company can offer cutting-edge products to meet the demands of the rapidly evolving electric vehicle market. Moreover, to mitigate any potential supply chain risks, the Company has established arrangements with alternative vendors for critical components, ensuring a robust supply chain network and minimizing disruptions in production. Additionally, the Company embraces the concept of local and in-house manufacturing, enabling it to leverage the strengths of each region, reduce logistics complexities, and strengthen its presence in local markets in periods such as Covid shutdowns. This commitment to a diversified and secure supply chain enhances the Company's ability to meet customer expectations while maintaining its position as a leading player in the electric vehicle industry.

Intellectual Property

The Company possesses an extensive range of intellectual property, including over 4,000 new part designs; proprietary software and CAD models; multiple trademarks; ownership of proprietary tools; key vendor relationships; proprietary manufacturing methods; expertise in working with special materials; assembly methods; custom molds; advanced testing methods; and state-of-the-art assembly technology. These assets contribute to our ability to provide innovative and customized solutions that meet the diverse needs of our clients across various industries and offer greater protection against supply chain shutdown.

Application or Registration #	Title	Description	File Date	Grant Date	Country
5807240	ZEROLABS	IC 042. US 100 101. G & S: Automotive design services, not including design services for two-wheeled vehicles.	July 5, 2016	July 16, 2019	US
5697744	ZEROLABS	IC 037. US 100 103 106. G & S: Custom conversion services of land going vehicles, namely, automobiles, trucks, and vans to electric and alternative fuel propulsion systems.	July 5, 2016	March 12, 2019	US
5595947	ZEROLABS	IC 040. US 100 103 106. G & S: custom building of trucks.	February 17, 2015	October 30, 2018	US

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

On July 8, 2022, Zero Motorcycles, Inc. filed a complaint against the Company asserting federal trademark infringement, California trademark infringement, and unfair competition in violation of California's Business and Professions Code § 17500 et. seq., and seeking cancellation of the Company's trademark registrations based on the Company's use of its long existing and federally registered and approved "ZERO LABS" marks and "Z" logo. The matter was settled without trial, and all ZERO LABS trademarks remain intact without material impact on the Company's operations. Apart from this resolved matter, the Company is not currently subject to any litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below do not include payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of this Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount is Raised	Amount if Target Offering Amount is Raised	% of Proceeds if Maximum Offering Amount is Raised	Amount if Maximum Offering Amount is Raised
Operations and facilities	0%	$0	15.70%	$785,000
Growth of fabrication and manufacturing team	91.5%	$22,875	13.86%	$693,000
High voltage technology manufacturing	0%	$0	12.40%	$620,000
Product development and procurement	0%	$0	12.40%	$620,000
Scale micro-factory and tooling	0%	$0	12.20%	$610,000
E-commerce, sales/marketing campaigns, content and customer acquisition	0%	$0	10.16%	$508,000
Growth of key executive and engineering team	0%	$0	12.00%	$600,000
Certification and testing	0%	$0	2.78%	$139,000
Intermediary Fees	8.5%	$2,125	8.5%	$425,000
Total	**100%**	**$25,000**	**100%**	**$5,000,000***

*Rounded upward from the Maximum Offering Amount to the nearest $1,000.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND KEY PERSONS

The directors, officers, and key persons of the Company are listed below, along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

The table below shows the principal personnel on the Company's management team:

14

Name	Positions and Offices Held at the Company	Business Experience for the Past Three Years	Approx. Hours per Week (if not full-time)
Adam Roe	Founder, Chief Executive Officer, Treasurer, Secretary, and sole Director	• Responsible for setting the vision and direction for the Company, leading and inspiring a team of executives and managers, developing and executing strategic plans, and representing the organization to stakeholders and the public. • Responsible for leading the development and implementation of technology strategies to ensure the success of the organization, overseeing the development of new technologies and systems, supporting the engineering and product teams, while also focusing on costs and efficiency.	Full-time
Neil Portus	Fractional CFO	Zero Labs, 2023 – present • Fractional CFO and financial advisor to the Company • Reviews financial reporting and analysis, ensuring that accurate and timely financial information is available to stakeholders. • Oversees the preparation of key financial statements, performs in-depth analysis of financial data, and provides insights and recommendations to support informed decision-making. Tailored Partners, Managing Partner, 2012 – present • Strategic and operational partner to CEOs, boards of directors, and leadership teams supporting decisions on growth, risk, fundraising and allocation through to exit. • Serving bootstrapped/self-financed and venture backed companies where headcounts have exceeded 75 persons across a broad range of industries – agriculture, consumer, impact investing, industrial, mobility, payments, real estate, retail, SaaS, software, trade show and transportation.	5-10 hours

		• Built fractional CFO and strategic consulting practice to serve dozens of clients with operations spanning the United States, the United Kingdom, the European Union, and Africa.	

Biographical Information

Adam Roe

Adam Roe is the Company's CEO, Treasurer, and Secretary. He has founded and sold several companies and has made hundreds of technology innovations throughout his career, including Lunchbox, a large multi-office retail technology and marketing content agency that was acquired by WPP Group in 2015.

In addition to his corporate and technological accomplishments, Mr. Roe has is also deeply involved in the automotive industry. He works with leading industry groups such as Specialty Equipment Market Association (SEMA) as a speaker, expert panelist, industry advisor, and new products judge. His commentary on the industry has regularly been featured in publications such as *Esquire*, *GQ*, *Bloomberg*, *The Wall Street Journal*, *Top Gear*, *Robb Report*, and *Fast Company*, among others.

Neil Portus, CFA, CMA

Neil Portus is a fractional CFO and financial advisor to the Company. He is CFO and advisor for growth companies and a former equity analyst at Goldman Sachs in New York, where he covered consumer-retail stocks and helped to lead Zipcar's $1.1 billion IPO. Previously, Neil was an equity analyst at Barclays Capital and Lehman Brothers and began his career at a boutique investment bank where he helped to lead 15 advisory and financing transactions totaling $1.3 billion. He is a CFA charterholder and a Certified Management Accountant and received his MBA from the University of South Carolina.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 9,000,000 Class A Shares (7,000,000 of which are issued and outstanding) and 1,500,000 Class B Shares (5,100 of which are issued and outstanding). As of the date of this Form C offering statement, no preferred stock is authorized under the Certificate of Incorporation (and, consequently, no preferred stock is issued or outstanding).

Outstanding Capital Stock

As of the date of this Form C offering statement, the Company's outstanding capital stock consists of:

Type	Class A common stock
Number Outstanding	7,000,000
Par Value Per Share	$0.001
Voting Rights	One (1) vote per share
Anti-Dilution Rights	None

Type	Class B common stock
Number Outstanding	5,100
Par Value Per Share	$0.001
Voting Rights	No voting rights
Anti-Dilution Rights	None

Outstanding Options, Simple Agreements for Future Equity (SAFEs), Convertible Notes (see "Outstanding Debt" below), Warrants

As of the date of this Form C offering statement, the Company has the following additional securities outstanding:

Type	Employee Stock Options
Number Outstanding	93,900
Voting Rights	No voting rights
Anti-Dilution Rights	None
Material Terms	5-year vesting

Outstanding Debt

As of the date of this Form C offering statement, the Company has the following debt outstanding:

Type	Convertible Promissory Notes
Creditor	Various angel investors and customers
Amount Outstanding	$1,096,000 (original principal amount, not including accrued interest)
Interest Rate and Amortization Schedule	4% simple (uncompounded) interest
Description of Collateral	Unsecured
Other Material Terms	No prepayment without consent of the noteholders
Maturity Date	September through December 2023
Date Entered Into	September through December 2021
Conversion upon Qualified Financing	If, while the notes are outstanding, the Company issues and sells shares of its equity securities in an equity financing with total proceeds to the Company of at least $5,000,000, the outstanding principal balance of the notes and any unpaid accrued interest will automatically convert into the equity securities sold in the financing. The notes' conversion price will be established in accordance with the notes' conversion formula, but will not be less than 80% of $50,000,000 divided by the number of shares of the Company's

	common stock outstanding on a diluted basis, as described in the conversion formula.
Conversion upon Change of Control	If, while the notes are outstanding, the Company consummates a change of control (as defined in the notes' documentation), the Company will be required to repay the noteholders in cash in an amount equal to the notes' outstanding principal amount plus unpaid accrued interest on the original principal; except that upon the noteholders' written election made not less than five days before the change of control, the Company will be required to convert the notes' outstanding principal balance (and any unpaid accrued interest) into shares of the Company's common stock, at a conversion price equal to $50,000,000 divided by the number of shares of the Company's common stock outstanding (on a diluted basis, as described in the conversion formula) immediately before the change of control.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class	Percentage Ownership (in terms of securities with voting power)
Zero Labs Group, LLC (whose sole equity owner is Adam Roe)	Class A common stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C offering statement and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Zero Labs Automotive, Inc. (the "*Company*") was formed on February 29, 2016, initially as a limited liability company, Zero Labs Automotive, LLC. On June 11, 2019, the limited liability company was converted into a Delaware corporation, in the process changing its name to Zero Labs Automotive, Inc. A new limited liability company, Zero Labs Group, LLC, became the Company's holding company and sole stockholder.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $137,971 respectively.

Liquidity and Capital Resources

The proceeds from this Offering will be used to fund the Company's operations and facilities; to scale the Company's fabrication and manufacturing team; to fund product development and procurement; to fund high-voltage technology manufacturing; and to grow the Company's key engineering and design team, among other allocated uses. See "Use of Proceeds."

As of December 31, 2022, the Company had a current ratio of 1.2 and operating expenses of $115,167. The Company has an average monthly burn rate of between $115,000 and $175,000, but the burn rate can be higher or lower depending on sales and production stages. Cash is invested from the CEO and founder monthly as needed. The Company currently has cash on hand of $550,000 and another $1,300,000 in accounts receivable due from clients by the end of the third quarter of fiscal year 2023. Present runway is estimated at (i) four months without any outside investment or client payments and (ii) ten months factoring final client payments. If this Offering is fully subscribed, the Company expects to be able to meet anticipated cash operating expenses and capital expenditures for a period of at least 18 months after this Offering's completion. The primary sources of the Company's liquidity have been cash from Adam Roe, the Company's founder, as an investment in the Company; from the issuance of convertible notes; and from pre-production vehicle sales. The Company also has potential access to additional sources of capital through institutional investments and production sales.

Capital Expenditures and Other Obligations

After the completion of this Offering, the Company expects to have material capital expenditures. See "Use of Proceeds."

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Use of Proceeds	Issue Date	Applicable Exemption
Convertible Promissory Notes	$1,096,000	Expanded operations and staff	Sept. – Dec. 2021	Section 4(a)(2)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

The Company is required to disclose any transaction since the beginning of its last fiscal year (i.e., 2022), or any currently proposed transaction, to which it was or is to be a party, if (A) the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on Section 4(a)(6) of the Securities Act, including the amount that the Company seeks to raise in this Offering, and (B) any of the following persons had or is to have a direct or indirect material interest in the transaction: (i) any director or officer of the Company; (ii) any person that is, as of the most recent practicable date but no earlier than 120 days before the date on which this Form C offering statement (or other report) is filed with the Commission, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and also including adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. As of the date of this Form C offering statement, the Company has not engaged in, and does not currently propose to engage in, any transaction described in the first sentence of this paragraph.

THIS OFFERING AND THE SECURITIES

The Offering

The Company is conducting a Regulation Crowdfunding offering (this "*Offering*") of shares, par value $0.001 per share, of our Class B common stock (the "*Class B Shares*" or the "*Securities*"). We are offering, on a "best efforts" basis, (i) a minimum number of Class B Shares whose offering price, including the related Investor Processing Fee, meets (or just exceeds) $25,000 (the "*Target Offering Amount*") and up to a maximum number of Class B Shares whose offering price, including the related Investor Processing Fee, may be as much as, but will not be permitted to exceed, $4,999,990.60 (the "*Maximum Offering Amount*"). Unless we raise at least the Target Offering Amount by midnight, Pacific time, on December 31, 2023 (the "*Offering Deadline*"), no Class B Shares will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned to the related investors, without interest. Potential purchasers of the Class B Shares are referred to herein as "*Investors*" or "*you*".

The Company determined the $10 per-share price of the Class B Shares price (before the addition of the $0.45 Investor Processing Fee) from an internal valuation analysis that includes a comparison of companies in the same industry and information from sales requests. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment and should not be considered indicative of the Class B Shares' actual value. The minimum amount that an Investor may invest in this Offering is $1,045 and the maximum amount that an Investor may invest in this Offering is $500,450 (subject to any other investment amount limitations applicable to the Investor under Regulation CF and as described herein). (Both figures include the 4.5% Investor Processing Fee to be paid by Investors, up to a maximum amount of $450 for an individual Investor.) Each such amount is subject to adjustment by the Company in its sole discretion.

In order to purchase the Class B Shares, you must make a commitment to purchase by completing the subscription process hosted by DealMaker Securities LLC (the "*Intermediary*"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **Investors making investment commitments under names other than their legal names may be unable, indefinitely, to redeem their Class B Shares. Neither the Intermediary nor the Company is required to correct any errors or omissions made by the Investor in the subscription process.**

Committed Investor funds will be held in escrow with Enterprise Bank & Trust (the "*Escrow Agent*") until the Target Offering Amount has been met or exceeded and one or more closings has taken place. Investors may cancel an investment commitment until the earliest of (i) 48 hours before the Offering Deadline, (ii) as described below, the intermediate closing (if any) in which the Company has accepted that investment commitment, and (iii) such time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount before the Offering Deadline, it may terminate this Offering early, provided that (i) the termination date is at least 21 days from this Offering's commencement, (ii) the Intermediary provides Investors at least five (5) business days' notice before the termination date and (iii) the Company continues to meet or exceed the Target Offering Amount on the termination date.

Material Changes

If any material change is made, or occurs, with respect to this Offering before the Offering Deadline, the Company will provide notice to Investors that have already made commitments, and it will ask them to reconfirm their commitments. The investment commitments of any Investors that do not reconfirm their investment commitments within five (5) business days after receiving notice of any such material change will be canceled, and the committed funds will be returned to them without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the earlier of (i) the completion, termination or expiration of this Offering and (ii) the intermediate closing, if any, in which the Company has accepted that investment commitment. In either such case, the Investor will receive the Class B Shares in exchange for the funds released to the Company.

Intermediate Closings

If Investors collectively commit to an amount above the Target Offering Amount in satisfaction of all required terms of this Offering prior to the Offering Deadline on such date or such later time as the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of this Offering early, provided that (i) the early closing date is at least twenty-one (21) days after the commencement of this Offering and (ii) all Investors receive notice of the early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of this Offering and reconfirmation of all investment commitments). Investors that committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

The Company will only conduct an initial early closing (the "***Initial Closing***") if more than twenty-one (21) days remain before the Offering Deadline as of the date of the Initial Closing. The Company may conduct another early closing (a "***Subsequent Closing***") before the Offering Deadline only if the amount of investment commitments made as of the date of such Subsequent Closing exceeds the amount committed as of the date of the Initial Closing and more than twenty-one (21) days remain before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Class B Shares via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, even if multiple closings are conducted.

No investment commitment is binding on the Company unless and until accepted by the Company, which reserves the right, in its sole and absolute discretion, to reject the investment commitment in whole or in part. If the Company rejects all or a portion of any investment commitment, the applicable Investor's funds will be returned without interest or deduction.

Investor Limitations

Investors that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act ("**Accredited Investors**"), are limited in how much they are permitted to invest in all crowdfunding offerings, combined, during any 12-month period. For natural persons, the investment limitation depends on their net worth (excluding the value of their primary residence) and their annual income. If either their annual income or their net worth is less than $124,000, then during any 12-month period, they are permitted to invest up to the greater of (i) $2,500 or (ii) 5% of the greater of their annual income or net worth. If both their annual income and their net worth are equal to or more than $124,000, then during any 12-month period, they are permitted to invest up to 10% of their annual income or net worth, whichever is greater, but the aggregate amount of such investments may not exceed $124,000. An Investor that is not a natural person must also comply with the foregoing requirements procedure; but instead of calculating investment limits on the basis of annual income and net worth, it must calculate the limits on the basis of its revenue (as of its most recently completed fiscal year) and its net assets (as of its most recently completed fiscal year end), If the Investor is an Accredited Investor, no investment limits apply.

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THIS OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE CLASS B SHARES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THIS OFFERING OR THE CLASS B SHARES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THIS OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

Please review this Form C offering statement and the subscription agreement attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

DealMaker Transfer Agent LLC will act as transfer agent and registrar for the Securities.

Dividends

Holders of Class B Shares are entitled to receive, ratably with holders of the Class A Shares, those dividends, if any, that may be declared from time to time by the Board out of legally available funds. The Company has never declared or paid any cash dividends on the Common Stock, and it does not anticipate paying any cash dividends in the foreseeable future.

Minority Investors

Investors will have no rights in regard to the corporate actions of the Company, including (unless an Investor is a Major Investor) additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Dissolution

Upon a Dissolution Event (as defined below), subject to the prior right of any holders of Company debt and to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Class B Shares (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

"*Dissolution Event*" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a liquidity event, such as an acquisition or an IPO), whether voluntary or involuntary.

Voting and Control

The Class B Shares have no voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

Unless purchased by Major Investors, the Class B Shares do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above.

Restrictions on Transfer

No Class B Shares offered and sold to an Investor pursuant to Regulation CF may be transferred by that Investor during the one-year period beginning on the date of the Class B Shares' issuance to that Investor, unless that are transferred (1) to the Company; (2) to an Accredited Investor; (3) as part of offering registered with the Commission under the Securities Act; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, daughter-in-law, son-in-law, sister-in-law and brother-in-law of the Investor, and includes adoptive relationships. For the purpose of the preceding sentence, "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. Investors looking to transfer their Class B Shares to a person described in this paragraph may nevertheless be unable to find willing buyers.

Before transferring Class B Shares, Investors must be prepared to provide the Company with an opinion of counsel reasonably satisfactory to the Company that the transfer is permitted under applicable securities laws.

Other Material Terms

- The Company does not have the right to repurchase the Class B Shares.
- The Class B Shares do not have a stated return or liquidation preference.

Dilution

Dilution (also known as stock or equity dilution) results when a company's issuance of additional shares of stock decreases a stockholder's ownership percentage of that company. Stock dilution can also result from the exercise, by their holders (which may include the company's employees), of company stock options or other optionable securities. When the number of shares outstanding increases, each stockholder owns a smaller, or diluted, percentage of the company.

Stock dilution may result from a company's issuance of shares of stock to obtain additional capital. Future sales of a substantial number of shares of our Common Stock (either Class A Shares or Class B Shares) in the public market could adversely affect the Class B Shares' then-prevailing market price (if any), as well as our ability to raise equity capital in the future.

Dilution may also result when a company sets the offering price of shares of stock to be offered and sold to Investors, if the offering price is greater than the per-share market value, if any, of the already issued and outstanding shares of a company's stock. In the case of this Offering, the Company determined the Class B Shares' offering price on the basis of an internal valuation. (See "*Valuation – How we established the offering price of the Class B Shares*" below.) We cannot ensure that the price determined through that internal valuation would not exceed the market value of the Company's equity, on a per-share basis – that is, the price at which an Investor could successfully resell his, her or its Class B Shares (if at all) to a willing buyer.

From time to time after the termination of this Offering, we may issue additional Class B Shares to raise additional capital for the Company. Any such issuances may result in dilution of the interests of persons that are, at that time, stockholders, including Investors in this Offering. If in the future the number of outstanding Class B Shares increases, each such stockholder will own a smaller, or diluted, percentage of the Company, which, depending on the amount of capital raised by the issuance of the additional Class B Shares, could render the Class B Shares then held by stockholders less valuable than before the new issuance. Dilution may also reduce the value of existing Class B Shares by reducing the earnings per share of the Common Stock. The Company cannot guarantee that Investors in this Offering will not, in the future, experience dilution of their interests in the Class B Shares.

As noted above under "*Capitalization, Debt and Ownership – Outstanding Debt*," the Company's debt includes convertible promissory notes with a principal balance of $1,096,000 (not including accrued and unpaid interest). Under the related documentation, (i) the notes would convert automatically to equity securities in a public offering under certain conditions and (ii) in accordance with the notes' conversion formula, the conversion price would be $8.00 or less – perhaps substantially less. If the Company engaged in a public offering and the related conditions were met, the increase in the number of the Company's equity securities from such a conversion would dilute the equity interest of Investors purchasing Class B Shares in this Offering.

Valuation

As noted in "Dilution" above, how a company values itself for the purpose of setting the price of securities it intends to offer and sell in a securities offering could have a dilutive effect on the investor's interest in that company. Finance professionals, including investment banks and company CFOs, use varied methodologies to value companies and their securities. Valuation methodologies are typically based on a number of assumptions, which themselves could vary on the basis of the evaluator's experience and access to information pertaining to the company being valued. Consequently, different evaluators are likely to reach different valuation conclusions even when using ostensibly identical valuation methodologies. Similarly, different valuations are likely to result from different valuation approaches. The two valuation approaches described below represent those historically used by the Company.

Valuation methodologies used by the Company

Intrinsic valuation – This approach is a technique for estimating the value of a company's business on the basis of its specific characteristics – generally, its expected future cash flows, its growth, and its risk – most often by discounting those cash flows to a present value on the basis of a rate that reflects the uncertainty of their receipt. Two companies in different businesses may forecast similar "expected" future cash flows; but if one of those businesses is riskier than the other, its discounted cash flow methodology will typically use a larger discount rate to account for the greater risk.

Relative valuation — Valuations using this approach are based not on a company's cash flows, growth prospects, and risk profile, but on the basis of how similar companies are priced by the market. For the purpose of this approach, "similar companies" are those that, in general, are not only in the same or a similar business but also have comparable capital structures and comparable characteristics with respect to growth and risk. The analysis is, to the extent practicable, standardized by using "multiples" that represent a relationship between, on the one hand, a company's market capitalization (or, alternatively, the company's "enterprise value," if more comprehensive information is available as to other claims on the company's assets (e.g., claims represented by the company's outstanding debt and other classes (e.g., preferred stock) of the company's equity)) and, on the other hand, certain other financial information – typically, earnings or revenue – associated with that company. Such multiples might take the form of a price/earnings (P/E) ratio or a number that represents the result of dividing a company's market capitalization or enterprise value by its revenue. The evaluator determines a range of multiples for comparable companies and then applies those multiples to the evaluated company's earnings or revenues in order to establish a likely valuation range for that company.

How we established the offering price of the Class B Shares

For this Offering, we set the Class B Shares' offering price on the basis of a hybrid internal valuation analysis that employed both the intrinsic valuation and relative valuation approaches described above. Our analysis took into account, among other considerations, (i) comparable-company "multiples" expressing a relationship between (A) for each such company, its most recent one-year revenue and (B) its enterprise value, in each case to the extent such information was available to the Company, (ii) forecasts of the Company's revenues over a period of years on the basis of "pre-order" sales requests, (iii) assumptions about the growth of those revenues over that period and (iv) cash flows projected to be associated with those revenues, discounted to present value on the basis of an appropriate risk-adjusted rate of return. Therefore, the Class B Shares' offering price, as so established, does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment, and it is higher than the net tangible book value per share of the Company's two classes of Common Stock immediately before the commencement of this Offering. (Even with the inflow of gross proceeds of approximately $5,000,000 in capital if this Offering is fully subscribed, the Common Stock's net tangible book value per share immediately after this Offering's conclusion will still be less than $10.) No investment banker, appraiser or other independent third party has been consulted concerning the Class B Shares' offering price or its fairness to Investors.

How we are likely to value the Class B Shares in the future

For future valuations – including (if appropriate) subsequent corporate actions such as additional issuances of securities; Company repurchases of securities; a sale of either the Company or its assets; or transactions with related parties – the Company believes that it would once again use an intrinsic valuation or relative valuation approach (or a hybrid of the two), as described above.


COMMISSION AND FEES


At the conclusion of this Offering, the Company will have paid the Intermediary a fee of 8.5% of the amount raised in this Offering, which is in addition to the activation fee of $2,500. The Company will also be required to pay a monthly subscription fee of $2,000 and a monthly marketing fee of $12,000 to the Intermediary's affiliates.


TAX MATTERS


EACH INVESTOR SHOULD CONSULT WITH HIS, HER OR ITS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP

AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C OFFERING STATEMENT CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK AN INDEPENDENT TAX ADVISOR'S ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES.

INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in this Offering.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C offering statement do not purport to be complete. In each instance, Investors should refer to the document copies that are either appendices to this Form C offering statement or that will be made available to Investors and their professional advisors upon request.

Before making an investment decision regarding the Class B Shares described herein, Investors should carefully review and consider this entire Form C offering statement. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C offering statement. The Company's representatives will be available to discuss with Investors and their representatives and advisors, if any, any matter set forth in this Form C offering statement or any other matter relating to the Class B Shares, so that Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary for them to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Adam Roe
_____
(Signature)

Adam Roe
_____
(Name)

CEO (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Adam Roe
_____
(Signature)

Adam Roe
_____
(Name)

Sole Director
_____
(Title)

September 15, 2023
_____
(Date)

=

Instructions.

1.   The form shall be signed by the Company, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

ZERO LABS AUTOMOTIVE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(AUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITOR'S REPORT ....……..………..……..………..………..……..………..……..………… 1

FINANCIAL STATEMENTS:

Balance Sheet ....………..………..………..………..………..……..………..……..………..………..…….. 2

Statement of Operations ....………..………..………..………..……..………..……..………..………… 3

Statement of Changes in Stockholders' Equity ....………..………..………..……..………..………… 4

Statement of Cash Flows ....………..………..………..……..………..………..……..………..………… 5

Notes to Financial Statements ....………..………..………..……..………..……..………..………..……… 6



10586 W Pico Blvd, Suite 224, Los Angeles, CA 90064
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Zero Labs Automotive, Inc.
Los Angeles, California

Opinion

We have audited the financial statements of Zero Labs Automotive, Inc., which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Zero Labs Automotive, Inc. as of December 31, 2022 and December 31,2021, and the result of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Zero Labs Automotive, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Zero Labs Automotive Inc.'s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Zero Labs Automotive, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Zero Labs Automotive, Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 14, 2023
Los Angeles, California

ZERO LABS AUTOMOTIVE INC.
BALANCE SHEET

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 126,224	$ 387,971
Accounts Receivable	64,053	-
Other Current Assets	226,967	2,584
Total Current Assets	**417,244**	**387,971**
Property and equipment, net	780,322	1,014,334
Intangibles	18,272	21,323
Right of use assets, net	810,087	-
Other Assets	109,658	129,658
Total Assets	**$ 2,135,582**	**$ 1,553,287**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$ 129,170	$ 83,544
Right of use liability, current portion	165,137	-
Accounts Payable	21,370	574
Convertible Notes, current portion	1,096,000	-
Other Current Liabilities	238,964	159,168
Total Current Liabilities	**1,650,640**	**243,286**
Convertible Notes	-	696,000
Right of use liability	644,950	-
Total Liabilities	**2,295,590**	**939,286**
STOCKHOLDERS EQUITY		
Common Stock - Class A	7,000	7,000
Common Stock - Class B	5	5
Additional paid in capital	9,400,962	7,015,064
Retained Earnings/(Accumulated Deficit)	(9,567,975)	(6,408,069)
Total Stockholders' Equity	**(160,008)**	**614,000**
Total Liabilities and Stockholders' Equity	**$ 2,135,582**	**$ 1,553,286**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 606,681	$ 446,100
Cost of Goods Sold	920,252	639,769
Gross profit	(313,571)	(193,669)
Operating expenses		
General and Administrative	2,756,722	2,113,312
Research and Development	-	13,500
Sales and Marketing	13,764	3,136
Total operating expenses	2,770,486	2,129,948
Operating Income/(Loss)	(3,084,057)	(2,323,617)
Interest Expense	75,890	7,653
Other Loss/(Income)	(40)	(151,626)
Income/(Loss) before provision for income taxes	(3,159,906)	(2,179,645)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (3,159,906)**	**$ (2,179,645)**

See accompanying notes to financial statements.

ZERO LABS AUTOMOTIVE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock - Class A Shares	Common Stock - Class A Amount	Common Stock - Class B Shares	Common Stock - Class B Amount	Additional paid in capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	**7,000,000**	**$ 7,000**	**-**	**$ -**	**$ 6,162,676**	**$ (4,228,424)**	**$ 1,941,252**
Issuance of common shares	-	-	5,100	5	7,492	-	7,497
Contribution					806,215		806,215
Stock based compensation expense					38,681		38,681
Net income/(loss)	-	-	-	-	-	(2,179,645)	(2,179,645)
Balance—December 31, 2021	**7,000,000**	**$ 7,000**	**5,100**	**$ 5**	**$ 7,015,064**	**$ (6,408,069)**	**$ 614,000**
Contribution	-	-	-	-	2,380,988	$ -	2,380,988
Stock based compensation expense					4,910		4,910
Net income/(loss)	-	-	-	-	-	(3,159,906)	(3,159,906)
Balance—December 31, 2022	**7,000,000**	**$ 7,000**	**5,100**	**$ 5**	**$ 9,400,962**	**$ (9,567,975)**	**$ (160,008)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(3,159,906)	$	(2,179,645)
Non-cash items:				
Stock based compensation expense		4,910		38,681
Amortization expense		8,122		7,108
Depreciation expense		524,003		434,873
PPP loan forgiveness		-		(151,600)
Accrued interest		43,840		7,653
Changes in operating assets and liabilities:				
Accounts Receivable		(64,053)		-
Other Current Assets		(224,383)		21,526
Other Assets		20,000		(68,247)
Credit Cards		45,626		27,226
Accounts Payable		20,796		574
Other Current Liabilities		35,956		139,380
Net cash provided/(used) by operating activities		**(2,745,091)**		**(1,722,470)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(261,659)		(101,115)
Purchases of Intangibles		(35,985)		(13,137)
Net cash provided/(used) in investing activities		**(297,644)**		**(114,252)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of common shares		-		7,497
Capital Contribution		2,380,988		806,215
Borrowing on Convertible Notes		400,000		696,000
Net cash provided/(used) by financing activities		**2,780,988**		**1,509,712**
Change in Cash		(261,747)		(327,010)
Cash—beginning of year		387,971		714,982
Cash—end of year	$	**126,224**	$	**387,971**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Zero Labs Automotive Inc. was founded as LLC on February 29, 2016 and was converted into C-corporation on June 7, 2019, in the state of California. The financial statements of Zero Labs Automotive Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Zero Labs Automotive Inc. is an automotive and industrial design, technology and engineering firm for all-electric platform engineered specifically for decarbonizing vehicles.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and 137,971 respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Prototype Vehicles	5 years
Computer Equipment	5 years
Customer Vehicle Tooling	5 years
Furniture and Fixtures	7 years
Shop Vehicles	5 years
Tools Machines Equipment	5 years
Leasehold Improvements	15 years

Intangible Assets

The Company has licensed software as intangibles.

Income Taxes

Zero Labs Automotive Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company has filed its corporate income tax return for the period ended December 31, 2022. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2022 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

The Company is following the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

The Company earns revenue from the sale of electric cars.

Cost of sales

Costs of goods sold include vehicle parts, raw materials, vehicle painting, carpeting and other inputs including labor work and engaged production and design services.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $13,764 and $3,136, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 14, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retain earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

	As filed December 31, 2021		Recognition of Operating Leases		Total Effects of Adoption		With effect of lease accounting standard update January 1, 2022
Assets							
Right of use asset, net	$	-	$	991,944	$	991,944	$	991,944
Liabilities							
Current portion of lease obligation		-		142,517		142,517	$	142,517
Lease obligation		-		849,427		849,427	$	849,427
Deferred rent current		-		-		-	$	-
Deferred rent non-current		-		-		-	$	-
Equity							
Retained Earnings		-		(0)		(0)	$	(0)
Total	$	-	$	-	$	-	$	-

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Customer deposit	159,589	119,589
Accrued interest	51,493	7,653
Tax	27,882	27,882
Payroll liabilities	-	4,044
Total Other Current Liabilities	$ 238,964	$ 159,168

Other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Refund to customers	222,267	-
Other	4,700	2,584
Total Other Current Assets	$ 226,967	$ 2,584

4.   PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Prototype Vehicles	$ 1,684,049	$ 1,648,065
Computer Equipment	123,414	103,127
Customer Vehicle Tooling	73,822	73,822
Furniture and Fixtures	108,164	40,132
Shop Vehicles	74,968	55,070
Tools Machines Equipment	239,228	180,915
Leasehold Improvements	183,390	95,914
Fixed assets, at Cost	**2,487,035**	**2,197,045**
Accumulated depreciation	(1,706,714)	(1,182,711)
Fixed assets, Net	**$ 780,321**	**$ 1,014,334**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $524,003 and $434,874 respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
Licensed software	$ 40,609	$ 35,539
Intangible assets, at cost	**40,609**	**35,539**
Accumulated amortization	(22,337)	(14,216)
Intangible assets, Net	**$ 18,272**	**$ 21,323**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2022 and 2021 was in the amount of $8,122 and $7,108 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2021	$ 8,122
2022	8,122
2023	2,028
2024	-
Thereafter	-
Total	**$ 18,272**

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

<u>Common Stock</u>

The Company is authorized to issue 9,000,000 shares of Common Stock Class A with a $0.001 par value and 1,500,000 shares of Common Stock Class B with a $0.001 par value. As of December 31, 2022, and December 31, 2021, 7,000,000 shares of Common Stock Class A and 5,100 shares of Common Stock Class B have been issued and are outstanding.

During 2021 and 2022 CEO of the Company made contributions based on verbal agreement in total amount of $806,215 and $2,380,988 respectively.

7.   SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 994,900 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options.

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$ 1.47	-
Granted	526,500		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	526,500	$ 1.47	9.75
Exercisable Options at December 31, 2021	526,500	$ 1.47	9.75
Granted	260,000	$ -	
Exercised	(5,100)	$ -	
Expired/Cancelled	(557,500)	$ -	
Outstanding at December 31, 2022	223,900	$ 1.47	8.90
Exercisable Options at December 31, 2022	223,900	$ 1.47	8.90

Stock option expenses for the year ended December 31, 2022 and December 31, 2021 was $4,910 and $38,681 respectively.

8. DEBT

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Periwinkle Blue LLC	$ 500,000	4.00%	9.7.2021	9.6.2023	$ 20,000	26,667	$ 500,000	$ -	$ 526,667	$ 6,667	$ 6,667	$ -	$ 500,000	$ 506,667
Stanton Blakeslee	$ 200,000	4.00%	10.30.2021	10.29.2023	$ 8,000	8,667	$ 200,000	$ -	$ 208,667	$ 667	$ 667	$ -	$ 100,000	$ 100,667
Sam Malone	$ 96,000	4.00%	11.13.2021	11.22.2023	$ 3,840	4,160	$ 96,000	$ -	$ 100,160	$ 320	$ 320	$ -	$ 96,000	$ 96,320
Greg Brown	$ 200,000	4.00%	12.31.2021	12.30.2023	$ 8,000	8,000	$ 200,000	$ -	$ 208,000	$ -	$ -	$ -	$ -	$ -
Mike Walsh	$ 100,000	4.00%	12.15.2021	12.14.2023	$ 4,000	4,000	$ 100,000	$ -	$ 104,000	$ -	$ -	$ -	$ -	$ -
Total					$ 43,840	$ 51,493	$ 1,096,000	$ -	$ 1,147,493	$ 7,653	$ 7,653	$ -	$ 696,000	$ 703,653

The convertible notes are convertible into Common Shares at a conversion price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021, consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (942,916)	$ (650,406)
Valuation Allowance	942,916	650,406
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (2,855,084)	$ (1,912,168)
Valuation Allowance	2,855,084	1,912,168
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had net operating loss ("NOL") carryforwards of approximately $9,567,975. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022 and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022 and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

During 2021 and 2022 CEO of the Company made contributions based on verbal agreement in total amount of $806,215 and $2,380,988 respectively.

There were no other related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $3,159,906, an operating cash flow loss of $2,745,091, and liquid assets in cash of $126,224, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 14, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.



The world's first platform for the scalable electrification of existing vehicles

We're on a mission to electrify millions of existing combustion engine vehicles with the world's first truly scalable solution. Zero Labs has already redefined the category delivering World's finest fully rebuilt and electrified performance classic cars. Now we're ready to expand this solution too . We have signed reservations and inquiries for more than 75,000+ conversions representing an immediate addressable market of over $3.6B in potential revenue[1]. Become a Zero Labs shareholder and join the ride as we pioneer this $63B market.

INVEST NOW Form C Offering Circular

Wired: "Voted Best Cars and Auto Tech of CES 2023",

Wall Street Journal: "The Fantasy Utility Vehicle",

TopGear: "A Classic American 4x4 with zero emissions and Rolls-Royce build quality",

LUXE Digital: "Zero Labs Electric Ford Bronco: premium automobile perfection",

Motortrend: "faster, more efficient, more luxurious, and far better built than the average restomodded Ford Bronco. Who says you can't have it all?"

Esquire: "Zero Labs have managed to nail the perfect restomod balance between authentic original style and shiny modern luxury",

Designboom: "the soul of the past with a clean energy spirit: zero labs reveals classic electric land rover",

Esquire: "Zero Labs have managed to nail the perfect restomod balance between authentic original style and shiny modern luxury",

Fast Company: "Is this Ford Bronco the most beautiful electric car yet? Probably."

HiConsumption:"Zero Labs has taken it upon itself to stand at the forefront of electrified automotive design"



WHY INVEST

Zero Labs is on a mission to electrify millions of valuable existing combustion vehicles with the world's first truly scalable solution.

World-class team from companies like Tesla, SpaceX, Rivian, Singer Vehicles, Boeing, WPP, Apple, Sony, Romeo Power, and Faraday Future.

Founding team invested 7 years and millions of their own money on development, off road testing, 4,000 proprietary designs, software, and hardware.

Over 75,000+ signed platform reservations and inquiries representing an immediate addressable market of over $3.6B in potential revenue. [1]

Huge $63B market opportunity.[2]

Proven product-market fit with many customer vehicles already delivered.

Potential to revolutionize the $589B combustion-based automotive repair and maintenance aftermarket.[10]

VISION

Upcycling the world's most beloved vehicles

00:50

We're unlocking a new global automotive industry by converting classic cars to EVs. We've been shipping our electrified classic cars since 2021, now we're ready to scale massively with our ZLABS modular platform that can electrify nearly any vehicle.



PROBLEM

The 99.5% Market Blind Spot

The EV market is booming. But 99.5% of today's cars have no clean energy solution. Sweeping 1.6 billion existing cars into landfills and erasing more than a century of personal history is a horrible loss to mankind. Solving this problem is an opportunity for our investors.

- Carbon emissions must fall by 45% by 2030[3]
- Making a new car produces 35 tons of CO2 and 440 gallons of toxic waste[3]
- 21 million cars are sent to landfills each year[3]

00:45

2,000,000,000
Combustion vehicles in the world by 2035 [4]

Solve largest problem in transportation. What do we do with our past?



Change Was Inevitable

80% of the energy from the combustion is wasted as heat, noise, and emissions [5]

83% of global transportation CO2 is from automotive [6]

1.4B Vehicles don't have an clean energy solution [7]

99.95%*

STILL POWERED BY FOSSIL FUELS

⚙ Combines modern EV performance, safety, and balance with classic vehicle structures

☑ Ready-made platforms available for various popular vehicle formats

📠 No advanced knowledge of high-voltage electrical, battery engineering, or computer science required for installation

⚡ 235-mile battery range with DC fast charging capability

🏷 Affordable target price range of $35,000 to $55,000

SOLUTION

We already sell many of the world's best rebuilt classic electric vehicles directly to our customers

Now our proven ZLABS modular platform allows aftermarket partners to quickly and safely electrify hundreds of millions of vehicles for their own customers. Increases efficiency by 250% and power by 400% compared to original motors.



02:27

Conversion basics Here's how it works

Step 1

Step 2

Step 3

Remove

Disassembly and preparation for production. Removal andproper disposal of hazardous materials. The bad stuff.

Gross Emissions Polluter

Replace

Disassembly and preparation for production. Removal andproper disposal of hazardous materials. The bad stuff.

Gross Emissions Polluter

Recharge

Disassembly and preparation for production. Removal andproper disposal of hazardous materials. The bad stuff.

Gross Emissions Polluter

Designed for scale manufacturing Zlabs Classic Electric Platform

The world's first platform for scalable electrification of existing vehicles



Installation Time	As little as 1 day
Product	Modular Upgradable Tech Stack
Scale	Manufacturing can be fully automated and developed in multiple locations to serve local markets
Performance	Replaceable 235 mile battery 250% more efficient than motor swaps 400% more power than original motors DC Fast chatge Vehicled connectivity (Wi-Fi/5G)Over the air updates
Moat	3.000 proprietary designs Custom full stack architecture
Price	$35,000-55,000K USD@ 45% Gross Margin
Volume Target	100,000 Platform Units/Yr

VISION   PERKS   TEAM   FAQ   DISCUSSION   **INVEST NOW**



Want a closer look at how Zero Labs works? Watch this inside video

TRACTION

$3.6B in addressable revenue[1] from signed platform reservations and inquiries

We have 75,000+ platform reservations and inquiries already. By Investing today you grow alongside us as we scale.

CUSTOMER demand validation

currently, we only make 0.01% of demand



75,000+[1]
Signed Platform Reservations and Inquiries

42,500+
Platform Requests From
Qualified Dealers

$3.6B+[1]
Requested Potential
Sales

VISION   PERKS   TEAM   FAQ   DISCUSSION   **INVEST NOW**

Signed LOI's and reservation from

- Direct Conversion Customers
- Direct Full Vehicle Customers
- Off Road Specialty Manufactures
- OEM Startups

- Global B2B Service Partners
- Global Direct Resellers
- Legacy OEM Product Partnerships
- Global Power Companies

- US Independent Auto Shops
- Funded EV Startups
- Private Commercial Fleet Owners
- Global Independent Auto Shops

00:41

MARKET OPPORTUNITY

Bridging the gap between EVs and the classic car market Is a $63B^2 opportunity

Our 75,000+ signed platform reservations and inquiries only scratch the surface of what's possible. Globally, there are approximately 500 million automotive enthusiasts who own 100 million high value historic cars worldwide today and each year 2 million more vehicles are classified as "classic" amounting to a staggering value of $1.4 trillion. Moreover, the market overlap is promising, with the EV market projected to reach $457.60 billion in 2023 and $858.00 billion by 2027, exhibiting a compound annual growth rate (CAGR) of 17.02%. Current demand for our solution is outstripping our capacity, and your investment can help us capture this market potential and provide a scalable future for this massive market.



INVEST NOW

Z ZeroLabs   VISION   PERKS   TEAM   FAQ   DISCUSSION   **INVEST NOW**

Global electrification is growing

THREE MARKETS HAVE **URGENT** ELECTRIFICATION DEMANDS



Customer electric
market by 2025

$856B[8]

+17.02% CAGR



Global automotive after
market by 2030

$589B[10]

+4.0% CAGR



Classic market
growth by 2028

$51.3B[9]

+8.7% CAGR



GROWTH

2X

SINCE 2021

ANOTHER

3X

BY 2025

COMPETITIVE ADVANTAGES

A fully integrated electrification solution never seen in the market before

With several years proven performance and delivery, over 4,000 proprietary designs and systems, we're 3+ years ahead of the competition. DIY electric conversion kits are time-consuming, requiring specialized knowledge and produce significant limits in range and performance. New EV platform startups target new cars or industrial sectors only. This is a blue ocean opportunity for investors to help us empower the existing combustion engine aftermarket.



ZeroLabs

VISION   PERKS   TEAM   FAQ   DISCUSSION   **INVEST NOW**

142 Years of Electric Conversion

Why the old never scaled






Installation Time	6-24 Months each
Product	Separate Parts. Requires custom installation and new design for each project
Performance	45% Efficiency. Smaller Motors. Smaller Batteries. Significant Wear and Tear of moving parts
Range	60-80 Mile Range
Requirements	Expert Knowledge in Multiple Systems Required
Control	Old Steering and Brakes. No Monitoring Off Balance Center of gravity
Safety	Battery Management Only
Upgradable	No

BUSINESS MODEL

Build a total market solution that

addresses all vehicles, not just new ones



✓ Selling the ZLABS Classic Electric Platform to over 1 million independent auto shops. 11

✓ Producing complete Classic Electric Vehicles for D2C sales.

✓ Recurring revenue streams include: Merchandise, Upgrades, Partner Services, Military, Emergency Services, In-network resale, Agency Services, Car club and storage services and Tier 1 Parts Sales.

This approach allows us to tap into high-margin markets (45% gross margins) while scaling globally. As we grow our brand, we'll have the opportunity to add more revenue streams, including upgrades, parts sales, merchandise, and more.

We built the world's first scalable solution **for the electrification of existing vehicle**






Customer Solution
Complete Classic Electric Vehicles

Classic 4x4 SUVs, Trucks, Muscle Cars and more.

Customer Solution
Complete Classic Electric Vehicles

Classic 4x4 SUVs, Trucks, Muscle Cars and more.

Current EV conversion impossible to scale



Classic Electric Startups
DIY EV Conversion Supply

ZeroLabs   VISION   PERKS   TEAM   FAQ   DISCUSSION   **INVEST NOW**

❌ Complex, Slow, Unsafe, Low Performance, Hard to Upgrade

✅ Simple, Fast, Safe, High Performance, Upgradable

Address two immediate customer markets




OR



$856B Direct Customer Market[8]
Save the Planet or Identity

Global interest for both and Classic Vehicles
tend to overlap especially for UHNW Individuals




OR

$559B Commercial Aftermarket[10]
Adapt or Die

175,000 independent auto shops, 1M+ globally in the world.*

ROADMAP



VISION   PERKS   TEAM   FAQ   DISCUSSION

INVEST NOW

Our Roadmap to Making
100,000 Platform Units a Year

2016-2019

- Built first two fully redesigned classic electric vehicles: 2 classic electric Ford Broncos
- Built marketing assets and launched the company
- Established key partnerships

2016-2019

- Generated $3M in revenue for early R&D customer vehicles
- Publicly launched platform
- 15 paid R&D customer vehicles in development for feedback and market proof

2023-2025

- Scale manufacturing
- Build out scale production facility
- Deliver all early R&D customer vehicles
- Have 50 production models signed by Q4 2023
- Generate $42M in revenue by 2024
- Complete development for supply chain manufacturing

2026-2030

- Launch a decentralized supply chain for localized manufacturing capabilities to increase safety, reduce costs, and scale faster
- Increase upgrades and additional product lines to increase customer LTV Prepare for launch in Europe, the Middle East, and Australia
- Help drive the world to a zero-emissions future by continued solutions for existing vehicles

WHY NOW

The Perfect Timing: Increased Demand, Government Mandates, Infrastructure Support; Decreased Cost, Growing labor market ready to make change.

This is the first time in history a solution like this is completely viable. It's creating a ground-floor investment opportunity that won't last long. Electric vehicles are quickly growing in popularity. Awareness around climate change is fueling the urgency to transition to electric cars and building of charging infrastructure. And we're already ahead of the competition with a massive market opportunity ahead of us.

INVEST NOW

ZeroLabs

VISION   PERKS   TEAM   FAQ   DISCUSSION   INVEST NOW

00:45

✓ Global Electric Vehicle demand to $856B market by 2025[8]   ✓ EV Costs per kWh coming down[13]

✓ Global Classic Vehicle Market to $46B market by 2025[9]   ✓ Growing charging and infrastrure support[14]

✓ Climate Spending $4.2T Market by 2030[12]

TEAM

Our team spent decades engineering brands in transportation and technology.



Adam Roe

CEO, Founder, Lead Investor

Seasoned entrepreneur with broad technology & globalmarketing expertise.





ZeroLabs VISION PERKS TEAM FAQ DISCUSSION INVEST NOW

PERKS

Exclusive Investor Benefits

Zero Labs Automotive is selling private shares in our company today. In the future, we intend to go public through IPO, SPAC, or direct listing. In addition to your Class B Common Shares, you'll receive perks for investing in Zero Labs Automotive.

TIER 1

INVEST FROM

$1,000

DISCOUNT

0%

INCLUDES

- One free vote for ZLABS conversion platform
- One vote to help increase the chances your favorite make/model is next in line.

TIER 2

INVEST FROM

$5,000

DISCOUNT

0%

INCLUDES

- One free standard reservation for ZLABS conversion platform
- Power up 5 votes to help increase the chances your favorite make/model is next in line.

TIER 3

INVEST FROM

$10,000

DISCOUNT

0%

INCLUDES

- One free standard reservation; and
- Power up 10 votes to help increase the chanc make/model is next in line.

FAQ

Frequently asked question

Why invest in startups?

How much can I invest?



How do I calculate my net worth?

VISION PERKS TEAM FAQ DISCUSSION

INVEST NOW

What are the tax implications of an equity crowdfunding investment?

Who can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investments risky?

When will I get my investment back?

Exceptions to limitations on selling shares during the one-year lockup period:

What happens if a company does not reach their funding target?

How can I learn more about a company's offering?

What if I change my mind about investing?

How do I keep up with how the company is doing?

What relationship does the company have with DealMaker Securities?

What's your share price?

What is the minimum investment size?

What kind of shares are you issuing?

How much are you raising?

What is the current valuation of the company?

Why Should I Invest?

How Will ZeroLabs Make Money?

How Do I Know People Will Buy This Solution?

Are There More Opportunities Ahead?

Why Didn't A Bigger Company Do This Already?

How do you plan to use the proceeds from this funding round?

Z ZeroLabs   VISION   PERKS   TEAM   FAQ   DISCUSSION

INVEST NOW

What perks do I get for investing?   ⌃

Can I attend a live webinar?   ⌃

How do I get a return on my investment?   ⌃

How long are you expecting the company to operate before needing another round?   ⌃

What is the exit plan for the company?   ⌃

Will you be paying out dividends to investors?   ⌃

What is this company?   ⌃

Why should I invest?   ⌃

How do I know they haven't peaked and there are more opportunities ahead?   ⌃

What does Zero Labs do, are you competing with new EV automakers?   ⌃

Complete-Builds or Platforms, what is the difference?   ⌃

This is more expensive than a Tesla or similar new EV.   ⌃

Are you competing with new EV automakers?   ⌃

INVEST NOW



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PERKS

TEAM

FAQ

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.DealMaker Securities LLC does not make investment recommendations.DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

THIS WEBSITE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY

FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ZeroLabs   VISION   PERKS   TEAM   FAQ   DISCUSSION   **INVEST NOW**

Sources:

1. The reservations are not contracts for sale and are used to represent an estimated potential for Serviceable Addressable Market if 100% of the current reservations sign a contract for sales, but there are no costs to enter a reservation or to abandon the reservation. The potential revenue described is to demonstrate addressable market potential only, and not calculated in our revenue projections. This possible figure could decrease, or grow with changes in the reservations, but there are no commitments associated with reservations.
   https://www.zerolabs.com/nofeeagreement
   Paid Reservation https://www.zerolabs.com/reservation2023

2. https://www.goodcarbadcar.net/
   https://www.statistica.com/en/
   https://www.persistencemarketresearch.com/
   https://www.cnn.com/2021/11/03/world/classic-car-electric-ev-c2e-climate-spc-intl-hnk/index.html
   https://www.verifiedmarketresearch.com/product/electric-classic-car-market/

3. https://www.un.org/en/climatechange/net-zero-coalition
   https://www.unep.org/resources/emissions-gap-report-2022
   https://www.ipcc.ch/2022/04/04/ipcc-ar6-wgiii-pressrelease/

4. https://www.greencarreports.com/news/1093560_1-2-billion-vehicles-on-worlds-roads-now-2-billion-by-2035-report
   http://www.navigantresearch.com/research/transportation-forecast-light-duty-vehicles
   https://www.notion.so/zerolabs/STATS-AND-SOURCES-2023-5587179b062e491d80ba9a1fcdde3c5a

5. https://www.energy.gov/eere/vehicles/articles/fotw-1044-august-27-2018-12-30-energy-put-conventional-car-used-move-car
   https://rentar.com/efficient-engines-thermodynamics-combustion-efficiency/#:~:text=Gasoline engines often blow more,of the laws of thermodynamics
   https://www.greencarreports.com/news/1118534_fact-of-the-week-internal-combustion-cars-still-waste-70-to-88-percent-of-energy

6. https://www.cbo.gov/publication/58861#:~:text=Motor vehicles accounted for 83,most other modes of transportation
   https://www.cbo.gov/system/files/2022-12/58566-co2-emissions-transportation.pdf
   https://www.epa.gov/greenvehicles/fast-facts-transportation-greenhouse-gas-emissions

7. https://www.iea.org/commentaries/as-their-sales-continue-to-rise-suvs-global-co2-emissions-are-nearing-1-billion-tonnes

8. https://www.statista.com/statistics/1224527/ev-market-size-worldwide-segment-forecast/

9. https://www.statista.com/statistics/1139775/global-classic-car-market-size/

10. https://www.bloomberg.com/press-releases/2023-07-05/automotive-aftermarket-industry-to-reach-589-01-billion-by-2030-grand-view-research-inc

    Reports:

    https://www.grandviewresearch.com/press-release/global-automotive-aftermarket-industry
    https://www.globenewswire.com/en/news-release/2023/06/22/2692603/0/en/Automotive-Aftermarket-Size-to-Expand-to-USD-1167-09-BN-by-2030.html https://automotiveaftermarket.org/aftermarket-industry-trends/automotive-aftermarket-size/

11. Reports:
    https://automotiveaftermarket.org/aftermarket-industry-trends/automotive-aftermarket-size/
    Reports:
    https://www.grandviewresearch.com/industry-analysis/aftermarket-automotive-parts-market

12. https://www.whitehouse.gov/omb/budget/
    https://climate.ec.europa.eu/eu-action/eu-funding-climate-action/supporting-climate-action-through-eu-budget_en

13. https://www.energy.gov/eere/vehicles/articles/fotw-1272-january-9-2023-electric-vehicle-battery-pack-costs-2022-are-nearly

14. https://afdc.energy.gov/fuels/electricity_infrastructure.html
    https://www.iea.org/reports/global-ev-outlook-2023/trends-in-charging-infrastructure

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EXHIBIT C

Form of Subscription Agreement

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES (AS DEFINED BELOW), AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP AFTER THE COMPLETION OF THE OFFERING OF THE SECURITIES (THE "**OFFERING**").

THE OFFER AND SALE OF THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS. THE SECURITIES ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT ON FORM C (THE "**OFFERING STATEMENT**") HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "**SEC**"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT, AND IT IS NOT REVIEWED IN THE SAME WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THE OFFERING OR THE ADEQUACY OR ACCURACY OF THIS SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER (AS DEFINED BELOW) IN CONNECTION WITH THE OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "**INTERMEDIARY**"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e) OF THIS SUBSCRIPTION AGREEMENT. THE COMPANY (AS DEFINED BELOW) IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THE OFFERING TO DETERMINE THE APPLICABILITY TO THE OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

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THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THE OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Zero Labs Automotive, Inc.
        1535 Rosecrans Avenue
        Gardena, CA 90247

Ladies and Gentlemen:

1. <u>Subscription</u>.

   (a) The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Class B common stock (the "**Securities**"), of Zero Labs Automotive, Inc., a Delaware corporation (the "**Company**"), at a purchase price of $10.45 (United States dollars (USD)) (which includes the Investor Processing Fee, as defined below) per share of Class B common stock, upon the terms and conditions set forth herein. The rights of holders of the Class B common stock are as set forth in the Amended and Restated Certificate of Incorporation, and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

   (b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by Subscriber to make an investment decision.

   (c) This subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as defined below), by the Company in its sole discretion. In addition, the Company, in its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof, if the subscription rejected only in part) will be returned to Subscriber without interest. If Subscriber's subscription is rejected in its entirety, all of Subscriber's obligations hereunder shall terminate.

   (d) The aggregate number of Securities sold shall not exceed 500,000. The Company may accept subscriptions until December 31, 2023 (the "**Termination Date**"). Provided that subscriptions for at least 2,393 Securities are received, the Company may elect at any time to close all or any portion of the Offering (any such closing, a "**Closing**") on various dates at or prior to the Termination Date (each, a "**Closing Date**"), provided that (i) a period of 21 days has passed since the commencement of Securities sales, (ii) a notice is distributed to potential investors, setting forth (A) the new anticipated deadline of the Offering, (B) the right of potential investors to cancel their investment commitments for any reason until 48 hours prior to the new offering deadline, and (C) whether the Company will continue to accept investment commitments during the 48-hour period prior to the new offering deadline, and (iii) the new offering deadline is scheduled for and falls at least five business days after the notice is distributed.

   (e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement (other than this Section 1(e)) shall have no force or effect.

   (f) Subscriber's ability to cancel the purchase of Securities and obtain a return of his, her or

1

its investment is subject to limitations. Subscriber may cancel the purchase of Securities for any reason only until 48 hours before the applicable Closing Date (or, if the Company schedules no Closing Dates, until 48 hours before the Termination Date).

(g) After any material change either to the terms of the Offering or to the information provided by the Company, the Company will give or send Subscriber notice of the changes and of the fact that the Subscriber's commitment will be canceled unless Subscriber reconfirms his, her or its investment commitment within the period of five business days after Subscriber's receipt of the notice.

2. Purchase Procedure.

(a) *Payment.* The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, the execution and delivery of which may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) *Escrow arrangements.* Payment for the Securities shall be received by Enterprise Bank & Trust (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount set forth on the signature page of this Subscription Agreement and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the Company's books and records, which shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding.

(c) *Investor Fee.* Subscriber will be responsible for an investor processing fee (the "**Investor Processing Fee**") of USD 0.45 per Security, or 4.5% of the investment amount, up to a maximum fee of USD 450. The Investor Processing Fee is not considered part of the cost basis of the subscribed Securities. The Investor Processing Fee will count against the per-investor limit set out in Section 4(e)(ii) or 4(e)(iii) below.

3. Representations and Warranties of the Company.

For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter. The Company represents and warrants to Subscriber as follows, as of each of Subscriber's Closing Date or Closing Dates, except as otherwise indicated:

(a) *Organization and Standing.* The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) *Eligibility of the Company to Make an Offering under Section 4(a)(6).* The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) *Issuance of the Securities.* The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly authorized, validly issued, fully paid and non-assessable.

(d) *Authority for Agreement.* The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) *No Filings.* Assuming the accuracy of Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) *Financial statements.* Complete copies of the Company's financial statements consisting of the Company's balance sheets as of December 31, 2022 and December 31, 2021 and the related statements of operations, stockholders' equity and cash flows for the years ending December 31, 2021 and December 31, 2022 (the "**Financial Statements**") have been made available to Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates as of which they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Set Apart Financial Services, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) *Proceeds.* The Company shall use the proceeds from the issuance and sale of the

Securities as set forth in the Offering Materials.

(h) *Litigation.* Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (i) against the Company or (ii) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom or for which Subscriber is so purchasing) represents and warrants to the Company as follows, as of Subscriber's Closing Date or Closing Dates:

(a) *Requisite Power and Authority.* Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been taken, or will effectively be taken, before such execution and delivery. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) *Investment Representations.* Subscriber understands that the Company's offer and sale of the Securities in the Offering have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act on the basis, in part, of Subscriber's representations and warranties contained in this Subscription Agreement.

(c) *Illiquidity and Continued Economic Risk.* Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that he, she or it is able to bear the economic risk of losing his, her or its entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks, and Subscriber has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) *Resales.* Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, Subscriber shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of Subscriber's family or the equivalent, to a trust controlled by Subscriber, to a trust created for the benefit of a member of the family of Subscriber or equivalent, or in connection with the death or divorce of Subscriber or other similar circumstance.

(e) *Investment Limits.* Subscriber represents that:

(i) Subscriber meets the definition of Accredited Investor under Rule 501(a) under the Securities Act as set forth in Appendix A; ***OR***

(ii) if Subscriber is a natural person:

(A) Subscriber's **annual income** or **net worth** is *less than* USD 124,000 and the amount that he or she is investing pursuant to this Subscription Agreement, together with all other amounts that he or she has invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (1) 5% of the greater of his or her **annual income** or **net worth** and (2) USD 2,500; or

(B) Both Subscriber's **annual income** and his or her **net worth** are *more than* USD 124,000 and the amount that he or she is investing pursuant to this Subscription Agreement, together with all other amounts that he or she has invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, (1) does not exceed 10% of the greater of his or her **annual income** or **net worth** and (2) does not exceed USD 124,000; ***OR***

(iii) if Subscriber is *not* a natural person:

(A) Subscriber's **revenue** (as of its most recent fiscal year) or **net assets** (as of its most recent fiscal year end) is *less than* USD 124,000 and the amount it is investing pursuant to this Subscription Agreement, together with all other amounts that it has invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (1) 5% of the greater of its **revenue** (as of its most recent fiscal year) or **net assets** (as of its most recent fiscal year end) and (2) USD 2,500; or

(B) Both Subscriber's **revenue** (as of its most recent fiscal year) and its **net assets** (as of its most recent fiscal year end) are *more than* USD 124,000 and the amount it is investing pursuant to this Subscription Agreement, together with all other amounts that it has invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, (1) does not exceed 10% of the greater of its **revenue** (as of its most recent fiscal year) or **net assets** (as of its most recent fiscal year end) and (2) does not exceed USD 124,000.

To the extent Subscriber has any questions with respect to his, her or its status as an accredited investor, or the application of the investment limits, Subscriber has sought professional advice.

(f) *Shareholder Information.* Within five days after receipt of a request from the Company, Subscriber shall provide such information with respect to his, her or its status as a shareholder (or potential shareholder) and shall execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that if he, she or it transfers any Securities, Subscriber will require the transferee of the Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) *Company Information.* Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Statement. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) *Valuation.* Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no representations or warranties are being made by the Company as to its or the Securities' value. Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that Subscriber's investment would bear a lower valuation.

(i) *Domicile.* Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page of this Subscription Agreement.

(j) *Foreign Investors.* If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986), Subscriber has satisfied himself, herself or itself as to the full observance of the laws of Subscriber's jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of Subscriber's jurisdiction.

5. <u>Indemnity</u>. The representations, warranties and covenants made by Subscriber herein shall survive the closing of the sale or sales to which this Agreement relates. Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, that controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by Subscriber to comply with any covenant or agreement made by Subscriber herein or in any other document furnished by Subscriber to any of the foregoing in connection with this transaction.

6. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. SUBSCRIBER ACCEPTS FOR HIMSELF, HERSELF OR ITSELF, AND THE COMPANY ACCEPTS FOR ITSELF, AND IN CONNECTION WITH THEIR RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 7 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) sent via electronic mail, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: Zero Labs Automotive, Inc.
                                 1535 Rosecrans Avenue
                                 Gardena, CA 90247
                                 Email:
                                 adam@zerolabs.com

If to Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

8. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The terms and provisions of this Subscription Agreement, specifically Sections 4(g), 5, and 6 of this Subscription Agreement, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "**Transferees**"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9. Subscription Procedure. Each Subscriber, by providing his, her or its information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the platform of the Intermediary ("**Online Acceptance**"), confirms such Subscriber's information and his, her or its investment through the platform and confirms such Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his, her or its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Subscriber, (b) the Company's acceptance of Subscriber's subscription through the platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

[SIGNATURE PAGE FOLLOWS]

Zero Labs Automotive, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Shares of Zero Labs Automotive, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class B Shares**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Zero Labs Automotive, Inc.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

        (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Zero Labs Automotive, Inc. (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class B Shares, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

☐ (k) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.


RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for <u>Individual</u> Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.


Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Class B Shares	Issuer: Zero Labs Automotive, Inc. (the "Issuer")
Purchased from: The Issuer	

Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	
2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	
3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	
4. Your name and signature	
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.	
First and Last Name (please print):	
Signature:	
Date:	

Section 5 – TO BE COMPLETED BY THE SALESPERSON	
5. Salesperson information	
First and Last Name of Salesperson (please print):	
Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Zero Labs Automotive, Inc.** Address: 1535 Rosecrans Avenue, Gardena, CA 90247 Contact: Investor Relations Email: invest@zerolabs.com **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

AML Certificate

By executing this document, the client certifies the following:

If an Entity:

1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.

Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

    (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Video Transcript

VISION

Harold is as important icons of an era. They deserve to have a role in the future by having them be not just electric vehicles, but performance electric vehicles. They continue their story in modern times alongside all the other cars. We have to change the world. We have to change things. It's, it's not a product of the mission.

We can re imagine things from the past in a way that they weren't supposed to be. And, and yet here they are. And it's amazing and exciting. You know, this is the future of our past.

PROBLEM

I think that we all understand we have a climate problem now. The question is, what are we going to do about it? 99. 95 percent of the cars in the world are not electric. You can't just new car your way out of this problem. Classics need to come forward. What is essentially a 1. 7 trillion category. 500 million auto enthusiasts have 75 million meaningful cars in their life that they spend billions and billions of dollars every year to support.

It's leaving a significant amount of cars behind. Pretty much the entire history of automotive is, has no forward solution. You can't drive those cars in the future. So, we created Zero Labs to help provide a solution for that.

SOLUTION

NO VO

TRACTION

For a company that spent 0 on advertising ever, we can make 0. 01 percent of our demand. Customer requests from all over the world. It's, it's impossible to keep up with how many car requests we get. And that is exciting. The scaling of it happens. Now the market is ready for it. No one has taken on this market at scale.

It is our job at Zero Labs to prove it out. It's our job to become that representative of the best of category. There is no precedent. The burden of proof is ours. We've shown the market that not only is it possible, but it's actually better than anything that existed before it.

WHY NOW

This isn't written. There's no playbook for how to do this. This is so important but it's not easy. It is our job to write that playbook. In doing so we have to be open to wherever the answer may come from. More and more people are coming out of schools saying I want to do something meaningful in the world. I don't want to work for another software company doing ads or coming up with virtual cat emojis. They want to do something that can positively change the world. The market is supporting the infrastructure for charging, computers are becoming fast enough to keep up with the demands of what an electric car wants. Government support. Mandates coming forwards that says you have to do this by 2025, 2035. Batteries and the prices are coming down. The market is ready.